Exhibit 2.1

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

by and among

MCEWEN MINING INC.,

LOOKOUT MERGER SUB, INC.

and

TIMBERLINE RESOURCES CORPORATION

Dated April 16, 2024

TABLE OF CONTENTS

Page

ARTICLE 1 DEFINITIONS	2

1.01	Definitions	2
1.02	Other Definitional Provisions	15

ARTICLE 2 THE MERGER	16

2.01	The Merger	16
2.02	Closing	16
2.03	Effective Time	16
2.04	Certificate of Incorporation and Bylaws	17
2.05	Directors and Officers of the Surviving Corporation	17
2.06	Treatment of Company Shares, Company Equity Awards, Company Warrants and Merger Sub Shares	17
2.07	Closing of the Company Transfer Books	19
2.08	Exchange Fund; Exchange of Certificates	19
2.09	Withholding	22
2.10	Interest; No Liability	22
2.11	Adjustments to Prevent Dilution	22
2.12	Further Action	22

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY	23

3.01	Organization and Corporate Power	23
3.02	Authorization; Valid and Binding Agreement	24
3.03	Capital Stock	24
3.04	Subsidiaries	25
3.05	No Breach	25
3.06	Consents, etc.	26
3.07	Company SEC Documents and Company SEDAR+ Documents; Disclosure Controls and Procedures	26
3.08	No Undisclosed Liabilities	28
3.09	Absence of Certain Developments	29
3.10	Property	31
3.11	Tax Matters	33
3.12	Company Material Contracts	35
3.13	Intellectual Property	38
3.14	Data Privacy	39
3.15	Litigation	39
3.16	Insurance	40
3.17	Employee Benefit Plans	40
3.18	Compliance with Law; Permits; Anti-Corruption Laws	42
3.19	Environmental Compliance and Conditions	43
3.20	Mineral Resources	44
3.21	Operations	44
3.22	Employment and Labor Matters	45

3.23	Brokerage	46
3.24	Disclosure	46
3.25	Anti-Takeover Laws	46
3.26	Opinion	46
3.27	No Other Representations and Warranties	47

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	47

4.01	Organization and Corporate Power	47
4.02	Authorization; Valid and Binding Agreement	48
4.03	Capital Stock	48
4.04	No Breach	49
4.05	Consents, etc.	49
4.06	SEC Reports; Disclosure Controls and Procedures	49
4.07	Litigation	50
4.08	Absence of Certain Developments	50
4.09	Ownership of Company Common Stock	50
4.10	Brokerage	51
4.11	Merger Sub	51
4.12	No Other Representations and Warranties	51

ARTICLE 5 COVENANTS	51

5.01	Interim Operations of the Company	51
5.02	Obligations of Merger Sub	55
5.03	Investigation	55
5.04	Proxy Statement; Registration Statement	56
5.05	Company Stockholders’ Meeting	57
5.06	Non-Solicitation	58
5.07	Regulatory Approvals; Additional Agreements	61
5.08	Employee and Labor Matters	62
5.09	Indemnification of Officers and Directors	64
5.10	Public Disclosure	65
5.11	Notification of Certain Matters; Shareholder Litigation	65
5.12	NYSE Listing; Delisting, De-quotation and De-Registration	65
5.13	Takeover Laws	66
5.14	Section 16	66
5.15	Tax Matters	66
5.16	No Control of Other Party’s Business	67
5.17	Notice of Certain Events	67

ARTICLE 6 CONDITIONS TO CLOSING	68

6.01	Conditions to All Parties’ Obligations	68
6.02	Conditions to Parent’s and Merger Sub’s Obligations	68
6.03	Conditions to Company’s Obligations	69

ARTICLE 7 TERMINATION	70

7.01	Termination	70
7.02	Effect of Termination	72
7.03	Termination Fee	72

ii

ARTICLE 8 MISCELLANEOUS	73

8.01	No Survival	73
8.02	Expenses	73
8.03	Amendment	74
8.04	Waiver	74
8.05	Entire Agreement	74
8.06	Governing Law; Jurisdiction	74
8.07	Waiver of Jury Trial	75
8.08	Assignability	75
8.09	No Third-Party Beneficiaries	75
8.10	Notices	76
8.11	Severability	77
8.12	Specific Performance	77
8.13	Counterparts	78

Exhibit A	Form of Voting and Support Agreement

Exhibit B	Amended and Restated Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of April 16, 2024, by and among McEwen Mining Inc., a Colorado corporation (“Parent”), Lookout Merger Sub, Inc., a Delaware corporation and direct subsidiary of Parent (“Merger Sub”), and Timberline Resources Corporation, a Delaware corporation (the “Company” and, together with Parent and Merger Sub, the “Parties”). Capitalized terms used and not otherwise defined herein have the meanings set forth in ARTICLE 1 below.

WHEREAS, the Parent Board and the Company Board have deemed it advisable and in the best interests of their respective corporations and stockholders that Parent and the Company engage in the transactions contemplated by this Agreement, subject to the terms and conditions set forth herein;

WHEREAS, the Parent Board has unanimously: (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger and the Parent Share Issuance, on the terms and subject to the conditions set forth in this Agreement; and (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger and the Parent Share Issuance, are fair to, and in the best interests of, Parent and the Parent Stockholders;

WHEREAS, the Company Board has unanimously: (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement; (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, the Company and the Company Stockholders; (c) resolved to recommend the adoption of this Agreement to the Company Stockholders, on the terms and subject to the conditions set forth in this Agreement (the “Company Recommendation”); and (d) directed that this Agreement be submitted to the Company Stockholders for adoption;

WHEREAS, the Merger Sub Board has unanimously: (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement; (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub; (c) resolved to recommend the adoption of this Agreement to the sole stockholder of Merger Sub, on the terms and subject to the conditions set forth in this Agreement; and (d) directed that this Agreement be submitted to the sole stockholder of Merger Sub for adoption;

WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, this Agreement will constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder and the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, certain Company Stockholders have each entered into a Voting and Support Agreement with Parent in substantially the form attached as Exhibit A (the “Voting and Support Agreement”).

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

1.01         Definitions. For purposes hereof, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no less favorable to the Company with respect to confidentiality than the terms of the Confidentiality Agreement (including with respect to any standstill agreement or similar provisions), provided that such confidentiality agreement need not prohibit such counterparty from making an Acquisition Proposal confidentially to the Company Board.

“Acquisition Proposal” shall mean any bona fide proposal, offer or inquiry, whether or not in writing, for any transaction or series of transactions (other than the transactions contemplated by this Agreement) involving the: (a) direct or indirect acquisition, exclusive license or purchase of a business or assets that constitutes twenty percent (20%) or more of the consolidated net revenues, net income or the assets (based on the fair market value thereof) of the Company and its Subsidiaries, taken as a whole, by any Person or group of Persons (other than a Party hereto or any of its Affiliates); (b) direct or indirect acquisition or purchase of twenty percent (20%) or more of any class of equity securities or capital stock of the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of such Party and its Subsidiaries, taken as a whole, by any Person or group of Persons (other than a Party hereto or any of its Affiliates); or (c) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, share exchange, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or group of Persons (other than a Party hereto or any of its Affiliates) beneficially owning twenty percent (20%) or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole.

“Action” means any claim, demand, notice, action, suit, arbitration, proceeding, audit or investigation.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), and all other applicable anti-corruption/anti-bribery Laws.

“Average Company Share Price” shall mean the volume weighted average trading price per Company Share (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties) on each of the five (5) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the date of the Effective Time.

“Balance Sheet Date” means December 31, 2023.

“Book-Entry Share” has the meaning set forth in Section 2.07.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banks are closed in New York, New York.

“Canadian Securities Laws” means the Securities Act (British Columbia) and any other applicable Canadian provincial and territorial securities Laws, rules and regulations and published policies thereunder.

“Capital Leases” means all obligations for capital leases (determined in accordance with GAAP).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, H.R. 748, 116th Cong., 2d Sess. (signed into law on March 27, 2020) and any similar or successor federal, state, local and foreign Law, including any applicable guidance (including IRS Notice 2020-65, and IRS Notice 2021-11) issued thereunder or relating thereto.

“Certificate of Merger” has the meaning set forth in Section 2.03.

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” has the meaning set forth in Section 2.02.

“Code” means the Internal Revenue Code of 1986 of the United States.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” has the meaning set forth in Section 5.08(d)

“Company Acquisition Agreement” has the meaning set forth in Section 5.06(b).

“Company Adverse Recommendation Change” has the meaning set forth in Section 5.06(b).

“Company Board” means the board of directors of the Company.

“Company Common Stock” means the common stock of the Company, par value $0.001 per share.

“Company Disclosure Letter” has the meaning set forth in ARTICLE 3.

“Company Equity Award” means a Company Option granted under a Company Equity Plan.

“Company Equity Plan” means the Company’s 2018 Stock and Incentive Plan, as amended from time to time.

“Company Lease” has the meaning set forth in Section 3.10(b).

“Company Leased Real Property” has the meaning set forth in Section 3.10(b).

“Company Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development (each, an “Effect”) that, individually or in the aggregate with all other Effects, (i) would prevent or materially interfere with the ability of the Company and its Subsidiaries to consummate the transactions contemplated hereby on or prior to the Outside Date, or (ii) has or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that with respect to the preceding clause (ii) only, in no event shall any of the following, or any effect, change or event arising out of, or resulting from, the following, constitute or be taken into account, individually or in the aggregate, in determining whether a Company Material Adverse Effect has occurred or may occur: (a) Effects generally affecting the mineral exploration or extraction industry in the geographic regions in which the Company and its Subsidiaries operate, (b) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction, (c) failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (d) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared) (including with respect to the Russian Federation and Ukraine or any matter arising therefrom), sabotage, terrorism (including cyber-terrorism), man-made disaster, epidemics, pandemics or disease outbreaks (including COVID-19) or any escalation or worsening of any of the foregoing, (e) any volcano, tsunami, hurricane, tornado, windstorm, flood, earthquake, wildfire or other natural disaster or any conditions resulting from such natural disasters, (f) any change or announcement of a potential change, in and of itself, in the Company’s or any of its Subsidiaries’ credit, financial strength or claims paying ratings or the ratings of any of the Company’s or its Subsidiaries’ businesses, (g) any change, in and of itself, in the market price, ratings or trading volume of the Company’s or any of its Subsidiaries’ securities, (h) any change in applicable Laws (including COVID-19 Measures) or GAAP (or interpretation or enforcement thereof), including accounting and financial reporting pronouncements by the SEC and the FASB, (i) the announcement, pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, Governmental Authorities, or any third Person (it being understood that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery and performance of this Agreement); or (j) any action taken by the Company, or that the Company caused one or more of its Subsidiaries to take, or any failure of the Company or any of its Subsidiaries to take an action, pursuant to this Agreement or at the written direction or with the written consent of Parent (it being understood that the exceptions in clauses (c), (f) and (g) shall not prevent or otherwise affect a determination that the underlying cause of any such failure or change referred to therein (if not otherwise falling within any of the exceptions provided by clauses (a) through (j) hereof) is a Company Material Adverse Effect); provided, further, however, that any effect, change or event referred to in clause (a), (b) or (h) may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such effect, change or event has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other similarly sized participants engaged primarily in the resource extraction industries in the geographic regions in which the Company and its Subsidiaries operate.

“Company Material Contract” has the meaning set forth in Section 3.12(a).

“Company Mineral Rights” has the meaning set forth in Section 3.10(c).

“Company Notice of Change” has the meaning set forth in Section 5.06(c).

“Company Option” means each option to acquire Company Shares granted under a Company Equity Plan or pursuant to a stand-alone stock option agreement.

“Company Owned Real Property” has the meaning set forth in Section 3.10(a).

“Company Plan” means each Plan that the Company or any of its Subsidiaries maintains, contributes to, is obligated to contribute to for the benefit of any current or former employee, officer, independent contractor or director of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has or may have any Liability, but excluding any plan, policy, program, arrangement or agreement in jurisdictions other than the U.S. solely to the extent the benefits provided thereunder are required to be provided by statute.

“Company Real Property” has the meaning set forth in Section 3.10(d).

“Company Recommendation” has the meaning set forth in the Recitals.

“Company Registered Intellectual Property” has the meaning set forth in Section 3.13(a).

“Company SEC Documents” has the meaning set forth in Section 3.07(a).

“Company SEDAR+ Documents” has the meaning set forth in Section 3.07(f).

“Company Share” means each share of Company Common Stock.

“Company Share Certificate” has the meaning set forth in Section 2.07.

“Company Stockholders” means all holders of the Company Shares.

“Company Stockholder Approval” has the meaning set forth in Section 3.02(c).

“Company Stockholders’ Meeting” has the meaning set forth in Section 5.05(a).

“Company Tax Counsel” has the meaning set forth in Section 5.15(b).

“Company Termination Fee” means an amount equal to four hundred thousand dollars ($400,000).

“Company Warrant” means each warrant to purchase Company Shares, including any such warrants granted pursuant to a stand-alone warrant agreement.

“Confidentiality Agreement” means the Mutual Non-Disclosure and Confidentiality Agreement, dated March 23, 2023, between Parent and the Company.

“Continuation Period” means the period beginning at the Effective Time and ending on the first (1st) anniversary of the Effective Time.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a Party or on any of its Affiliates.

“COVID-19” means SARS-CoV-2 or COVID-19, and any mutations or variations thereof (including any directly related health conditions).

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19.

“COVID-19 Response” means any deviations from the ordinary course of business of a Party or any of its Subsidiaries or any actions, inactions, activities or conduct of such Party or any of its Subsidiaries, in each case, following the date of this Agreement that such Party reasonably and in good faith determines are reasonably necessary to comply with any COVID-19 Measures or to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19 (including protecting the health or safety of any Person in response to COVID-19).

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” has the meaning set forth in the definition of “Company Material Adverse Effect.”

“Effective Time” has the meaning set forth in Section 2.03.

“Environmental Laws” means all applicable federal, state, provincial, municipal, local and foreign Laws, statutes, regulations, ordinances and bylaws that have the force or effect of law, and all judicial and administrative orders and determinations that are binding upon the Company or Parent, as applicable, and all policies, practices and guidelines of a Governmental Authority that have, or are determined to have, the force of law, relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation), and all authorizations, licenses and Permits issued or required to be issued thereunder.

“Environmental Liabilities” means, with respect to any person, all liabilities, remedial and removal costs, investigation and monitoring costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, closure plan, decommissioning and reclamation plan, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release whether on, at, in, under, from or about or in the vicinity of any real or personal property.

“Environmental Permits” means all Permits required by or available with or from any Governmental Authority under any Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, or any successor federal statute thereto and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has been, under common control, or treated as a single employer, with the Company during the six years prior to the date of this Agreement under Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Agency Agreement” has the meaning set forth in Section 2.08(a).

“Exchange Agent” has the meaning set forth in Section 2.08(a).

“Exchange Fund” has the meaning set forth in Section 2.08(b).

“Exchange Ratio” has the meaning set forth in Section 2.06(a)(ii).

“Excluded Shares” has the meaning set forth in Section 2.06(a)(i).

“Forum” has the meaning set forth in Section 8.06(b).

“Fraud” means common law fraud that is committed with actual knowledge of falsity and with the intent to deceive or mislead another; provided, however, that “Fraud” shall not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness, or other similar theory.

“GAAP” means U.S. generally accepted accounting principles as in effect on the date hereof.

“Governmental Authority” means any federal, state, provincial, local, municipal, foreign or other government or quasi-governmental authority or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court, arbitrator or other tribunal of any of the foregoing.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance or contaminant regulated or defined under any Environmental Law.

“Indebtedness” means, with respect to any Person and without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds (other than reclamation bonds or other financial assurance pertaining to required reclamation, restoration or remediation activities associated with any of the Company Real Property), or other similar instruments for the payment of which such Person is liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property (other than trade payables or accruals incurred in the ordinary course of business consistent with past practice); (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (d) all obligations of such Person under Capital Leases; (e) all obligations of the type referred to in clauses (a) through (d) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of such responsibility or liability); and (f) all obligations of the type referred to in clauses (a) though (e) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided, however, that if such Person has not assumed any such obligations referred to in this clause (f), then the amount of Indebtedness of such Person for purposes of this clause (f) shall be equal to the lesser of the amount of the obligations of the holder of such obligations and the fair market value of the assets of such Person which secure such obligations.

“Indemnified Parties” has the meaning set forth in Section 5.09(a).

“Intellectual Property” means all intellectual property and industrial rights arising in any jurisdiction throughout the world including those arising from or in respect of the following: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon; (ii) all trademarks, service marks, trade names, internet domain names, service names, brand names and trade dress rights, and all applications, registrations and renewals thereof; (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights; and (iv) data, databases, trade secrets and know-how.

“Intentional and Material Breach” means any material breach of this Agreement that is the consequence of any action or omission taken or omitted to be taken that the breaching Party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement.

“Intervening Event” means any material event or development or material change in circumstances occurring, arising or coming to the attention of the Company Board after the date of this Agreement to the extent that such event, development or change in circumstances (a) was neither known by the Company Board nor reasonably foreseeable by the Company Board as of or prior to the date of this Agreement and (b) does not relate to an Acquisition Proposal or a Superior Proposal or any inquiry or communications relating thereto; provided, however, that in no event shall the changes in the market price or trading volume of the Company Shares or Parent Shares or the fact that a Party fails to meet, meets or exceeds internal or published projections, forecasts or revenue or earnings or other financial performance or results of operations predictions for any period be an Intervening Event (it being understood, however, that the underlying causes of such change or fact shall not be excluded by this proviso).

“knowledge of the Company” or “Company’s knowledge” means the actual knowledge of any of the individuals set forth in Section 1.1 of the Company Disclosure Letter, after reasonable and due inquiry to such individual’s direct reports.

“Law” means any foreign or U.S. federal, state or local law (including common law), treaty, statute, code, Order, ordinance, Permit, rule, regulation, guidance document or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, including any Environmental Law.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, charge, option, preemptive right, right of first refusal, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.

“Measurement Date” has the meaning set forth in Section 3.03(a).

“Merger” has the meaning set forth in Section 2.01.

“Merger Consideration” has the meaning set forth in Section 2.06(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” means the board of directors of Merger Sub.

“Merger Tax Opinion” has the meaning set forth in Section 5.15(b).

“Merger Tax Representation Letters” has the meaning set forth in Section 5.15(b).

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

“Misconduct Allegation” has the meaning set forth in Section 3.22.

“Non-U.S. Plan” means each Plan that is subject to the Laws of a jurisdiction other than the U.S. (whether or not U.S. Law also applies).

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any Software licensed, provided, or distributed under any open source license or open data license, including any license meeting the Open Source Definition or the Free Software Definition (as promulgated by the Open Source Initiative or the Free Software Foundation, respectively) or any Software that contains or is derived from any such Software.

“Order” means any order, writ, injunction, judgment or decree.

“Organizational Documents” means the certificate of incorporation, articles of incorporation, articles of association, bylaws or other charter or organizational documents of a company or other entity.

“OTCQB” means the Over-The-Counter Quotation Bureau.

“Outside Date” has the meaning set forth in Section 7.01(b)(i).

“Parent” has the meaning set forth in the Preamble.

“Parent Board” means the board of directors of Parent.

“Parent Material Adverse Effect” means any Effect that would, individually or in the aggregate would prevent or materially delay, interfere with, hinder or impair the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

“Parent SEC Documents” has the meaning set forth in Section 4.06(a).

“Parent Share” means a share of common stock of Parent, no par value per share.

“Parent Share Issuance” means the issuance of Parent Shares in connection with the Merger as contemplated by this Agreement.

“Parent Stockholder” means a holder of Parent Shares.

“Parent Tax Counsel” has the meaning set forth in Section 5.15(b).

“Permit” means any approval, clearance, authorization, certificate, consent, license, Order or permits or other similar authorization of any Governmental Authority or under any Law.

“Permitted Liens” means: (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are established in the consolidated financial statements of the Company or Parent, as applicable, in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business consistent with past practice in respect of the construction, maintenance, repair or operation of assets for amounts which are not delinquent and which are not, individually or in the aggregate, significant; (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the leased real property or mineral property, as applicable, which are not violated by the current use and operation of the leased real property or mineral property; (d) covenants, conditions, restrictions, reservations, easements and other similar matters of record affecting title to the Company Real Property, or any interest therein, whether registered or unregistered, which do not materially impair the occupancy, marketability or use of such real property for the purposes for which it is currently used or proposed to be used in connection with the Company’s business or Parent’s business, as applicable; (e) matters that would be disclosed by an accurate current survey of the Company Real Property, which do not materially impair the occupancy, marketability or use of such real property or mineral property for the purposes for which it is currently used or proposed to be used in connection with the Company’s business or Parent’s business, as applicable; (f) any other Liens (including any immaterial imperfections or immaterial irregularities of title) that, in the aggregate, do not materially impair the occupancy, marketability or use of the Company Real Property for the purposes for which it is currently used or proposed to be used in connection with the Company’s business or Parent’s business, as applicable; and (g) purchase money Liens and Liens securing rental payments under Capital Leases.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a governmental entity or any department, agency or political subdivision thereof.

“Personal Data” means any information in a Party’s or its Subsidiaries’ possession that identifies or could be used to identify an individual, household or device including information that constitutes “personal data,” “personal information” or similar term as defined by applicable Law.

“Plan” means an “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any other compensation and benefit plan, policy, program, arrangement, agreement or payroll practice, whether written or unwritten, funded or unfunded, subject to ERISA or not and covering one or more Persons, including any stock purchase, stock option, restricted stock, other equity-based, phantom equity, severance, separation, retention, employment, consulting, change in control, bonus, incentive, commission, deferred compensation, pension, supplemental retirement, employee loan, health, dental, vision, workers’ compensation, disability, life insurance, death benefit, welfare, vacation, paid time off, leave of absence, employee assistance, legal services, tuition assistance, fringe benefit or other material benefit plan, policy, program, arrangement, agreement or payroll practice.

“Pre-Closing Period” has the meaning set forth in Section 5.01(a).

“Proxy Statement” has the meaning set forth in Section 5.04(a).

“Registration Statement” has the meaning set forth in Section 5.04(b).

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property.

“Representative” means any director, officer, employee, accountant, consultant, legal counsel, financial advisor, agent or other representative of a Party.

“Rollover Warrant” has the meaning set forth in Section 2.06(b)(ii).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, and the rules and regulations of the SEC promulgated thereunder.

“Software” means any (a) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, in each case, in any and all forms of media, and (d) documentation, including user manuals and other training documentation, related to any of the foregoing.

“SOX” shall mean the Sarbanes-Oxley Act of 2002.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

“Superior Proposal” means, with respect to a Party hereto, any unsolicited bona fide written Acquisition Proposal with respect to such Party made by any Person or group of Persons (other than a Party hereto or any of its Affiliates) to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation or other business combination, (a) fifty percent (50%) or more of the assets of the Company and its Subsidiaries, taken as a whole, or (b) fifty percent (50%) or more of the equity securities of the Company, in each case on terms which a majority of the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel and taking into account all relevant financial, legal and regulatory aspects of such Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by Parent in response to such Superior Proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be more favorable from a financial point of view (taking into account the payment of the Company Termination Fee) to the Company and its stockholders (in their capacity as stockholders) as compared to the transactions contemplated by this Agreement and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by Parent hereto pursuant to Section 5.06.

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Takeover Law” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transaction,” or “business combination” statute or regulation or other similar antitakeover laws of a state or any other Governmental Authority, including Section 203 of the DGCL.

“Tax” or “Taxes” means: (a) any and all federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including the Federal Insurance Contributions Act), unemployment, disability, real property, personal property, sales, use, transfer, registration, mining royalties, value-added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, in each case whether disputed or not; and (b) any Liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s taxes as a transferee or successor, by Contract or otherwise.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including all information returns relating to Taxes of third parties, any claims for refund of Taxes and any amendments or supplements to any of the foregoing.

“Trading Day” shall mean a day on which Parent Shares are traded on NYSE.

“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time.

“TSX” means Toronto Stock Exchange.

“TSXV” means TSX Venture Exchange.

“Voting and Support Agreement” has the meaning set forth in the Recitals.

1.02         Other Definitional Provisions.

(a)            All references in this Agreement to Exhibits, Schedules, Company Disclosure Letter, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and will be disregarded in construing the language hereof. All references in this Agreement to “days” refer to “calendar days” unless otherwise specified.

(b)            Exhibits, Schedules, and Company Disclosure Letter to this Agreement are attached hereto and by this reference incorporated herein for all purposes.

(c)            The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The word “including” (in its various forms) means including without limitation. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “$” and “dollars” shall be deemed to refer to U.S. currency unless otherwise specifically provided. The word “U.S.” means the United States of America.

(d)            Any definition of or reference to any agreement, instrument, benefit plan or other document or any Law in this Agreement shall be construed as referring to such agreement, instrument or other document or Law as from time to time amended, supplemented or otherwise modified.

(e)            Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

(f)            The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(g)            The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a copy of the information or material referred to has been provided to the Party to whom such information or material is to be provided, including by means of being provided for review in the “Sharefile” virtual data room in connection with the transactions contemplated by this Agreement.

ARTICLE 2
THE MERGER

2.01         The Merger. Upon the terms and subject to the conditions of this Agreement, in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) as a wholly owned Subsidiary of Parent. The Surviving Corporation shall continue to exist under the DGCL, with all its rights, privileges, immunities, powers and franchises, unaffected by the Merger except as set forth in this ARTICLE 2. From and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.

2.02         Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) shall be held remotely by exchange of documents and signatures (or their electronic counterparts) at a date and time to be specified by the Parties, which shall be no later than the third (3rd) Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in ARTICLE 6 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions) (such date the “Closing Date”), unless another date or time is mutually agreed upon in writing by the Parties hereto.

2.03         Effective Time. Subject to the provisions of this Agreement, at the Closing, the Parties shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings and recordings required under the DGCL with respect to the Merger. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being referred to herein as the “Effective Time”).

2.04         Certificate of Incorporation and Bylaws. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, Company, or any holder of shares thereof: (a) the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth in Exhibit B, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time, until thereafter amended in accordance with its terms and the DGCL; and (b) the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to read in its entirety as set forth in the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, and as so amended and restated, shall be the bylaws of the Surviving Corporation from and after the Effective Time, until thereafter amended as provided therein, the DGCL and the certificate of incorporation of the Surviving Corporation.

2.05         Directors and Officers of the Surviving Corporation. The directors of Merger Sub in office immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub in office immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

2.06         Treatment of Company Shares, Company Equity Awards, Company Warrants and Merger Sub Shares.

(a)            At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of shares of capital stock thereof:

(i)            each Company Share held as of the Effective Time by Parent, Merger Sub, any direct or indirect wholly owned Subsidiary of the Company or Parent, or by the Company as treasury shares (collectively, the “Excluded Shares”) shall be automatically canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)            subject to Section 2.06(b), Section 2.06(c), Section 2.06(d) and Section 2.11, each Company Share outstanding immediately prior to the Effective Time (other than the Excluded Shares) shall be canceled and converted into the right to receive 0.01 fully paid and nonassessable Parent Shares (such ratio, as such number may be adjusted in accordance with this ARTICLE 2, the “Exchange Ratio”).

The aggregate number of Parent Shares issuable pursuant to Section 2.06(a)(ii) is referred to as the “Merger Consideration.”

(b)            As of immediately prior to the Effective Time, by virtue of, and as a condition to, the Merger, and without any further action required on the part of the holder thereof (subject to Section 2.11):

(i)            each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be fully vested and converted into such number of Company Shares equal to (A) the excess, if any, of (1) the Average Company Share Price over (2) the per share exercise price of such Company Option, multiplied by (B) the total number of Company Options subject to such Company Option immediately prior to the Effective Time; provided that, for the avoidance of doubt, any Company Option outstanding immediately prior to the Effective Time that has a per share exercise price exceeding the Average Company Share Price shall be canceled for no consideration. Each such Company Share issued pursuant to this Section 2.06(b)(i) (after taking into account any share withholding) outstanding immediately prior the Effective Time shall be canceled and converted into the right to receive fully paid and nonassessable Parent Shares in accordance with Section 2.06(a)(ii); and

(ii)            each Company Warrant that is then outstanding (each, a “Rollover Warrant”) shall automatically, without any action on the part of the holder thereof, be converted into an warrant to acquire Parent Shares at an adjusted exercise price, subject to the same terms and conditions as were applicable to such Company Warrant immediately prior to the Effective Time; accordingly, effective as of the Effective Time: (A) each such Rollover Warrant shall be exercisable solely for Parent Shares; (B) the number of Parent Shares subject to each Rollover Warrant shall be determined by multiplying the number of Company Shares subject to the Company Warrant by the Exchange Ratio and rounding down to the nearest whole number of Parent Shares; and (C) the per share exercise price for the Parent Shares issuable upon exercise of such Rollover Warrant shall be determined by dividing the per share exercise price for the Company Shares subject to the Company Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent.

Notwithstanding the foregoing and for the avoidance of doubt, the first sentence of this Section 2.06(b) shall not be interpreted to affect whether or not the Merger will be deemed a “change in control,” “change of control” or similar phrase for any purpose other than as specifically stated in such sentence.

(c)            Notwithstanding any other provision of this Agreement, no fractional Parent Shares shall be issued in connection with the Merger, no dividends or distributions of Parent shall relate to such fractional share interests, no certificates for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as a Parent Stockholder. Any Company Stockholder who would otherwise be entitled to receive a fraction of a Parent Share pursuant to the Merger (after taking into account all the Company Shares held immediately prior to the Effective Time by such holder) shall have their holdings of Parent Shares rounded up to the nearest whole share.

(d)            All calculations performed pursuant to the terms of this Agreement shall be calculated to four decimal places (0.0001).

(e)            At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of shares of capital stock thereof, all shares of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding share of common stock of the Surviving Corporation, which share shall be held by Parent.

(f)            In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the Company Stockholders in connection with the Merger.

2.07         Closing of the Company Transfer Books. At the Effective Time: (a) (i) each certificate formerly representing any Company Share (other than an Excluded Share) (“Company Share Certificate”) and (ii) each uncertificated Company Share (“Book-Entry Share”) formerly representing any Company Share (other than an Excluded Share) shall cease to be outstanding and (other than any Excluded Shares) shall represent only the right to receive Parent Shares as contemplated by Section 2.06 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.11 and all holders of the Company Share Certificates or Book-Entry Shares shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. No further transfer of any Company Shares shall be made on such stock transfer books after the Effective Time. Following the Effective Time, if a valid certificate previously representing any Company Shares is presented to the Exchange Agent, to the Surviving Corporation or to Parent, such Company Share Certificate shall be cancelled and shall be exchanged as provided in this ARTICLE 2.

2.08         Exchange Fund; Exchange of Certificates.

(a)            Prior to the Closing Date, Parent shall select a bank or trust company, which may be the transfer agent for the Parent Shares, to act as exchange agent in the Merger (the “Exchange Agent”), and, not later than the Effective Time, Parent shall enter into an agreement with such bank or trust company, which agreement shall be reasonably acceptable to the Company (the “Exchange Agency Agreement”), for the payment of the Merger Consideration as provided in Section 2.06.

(b)            Prior to or concurrent with the Effective Time, Parent shall issue and deliver to the Exchange Agent solely for the account and benefit of the former Company Stockholders, one or more certificates representing the maximum aggregate number of Parent Shares that have become issuable pursuant to Section 2.06(a)(ii) for delivery to the Merger Consideration recipients entitled thereto and/or make appropriate alternative arrangements if uncertificated shares of Parent Shares represented by the Book-Entry Shares will be issued (such Parent Shares being the “Exchange Fund”).

(c)            At the Effective Time and without any action on the part of any holder, all Book-Entry Shares shall be deemed surrendered to the Exchange Agent and Parent shall cause the Exchange Agent to deliver to each holder of Book-Entry Shares that number of uncertificated whole Parent Shares that the holder is entitled to receive pursuant to this ARTICLE 2 and cancel such Book-Entry Shares.

(d)            As promptly as reasonably practicable after the Effective Time, but in any event within five (5) Business Days thereafter, Parent shall cause the Exchange Agent to mail to the record holders of the Company Share Certificates: (i) a notice advising such holder of the effectiveness of the Merger; (ii) a letter of transmittal in customary form and containing such provisions as Parent and the Company may reasonably specify (including a provision confirming that delivery of the Company Share Certificates shall be effected, and risk of loss and title to the Company Shares shall pass, only upon delivery of such Company Share Certificates to the Exchange Agent); and (iii) instructions for use in effecting the surrender of the Company Share Certificates in exchange for the Parent Shares, as provided in Section 2.06(a). Upon surrender of a Company Share Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Company Share Certificate shall be entitled to receive in exchange a certificate or evidence of shares in book entry form representing the number of whole Parent Shares that such holder has the right to receive pursuant to the provisions of Section 2.06(a) and (B) the Company Share Certificate so surrendered shall immediately be canceled. Until surrendered as contemplated by this Section 2.08(d), each Company Share Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive Parent Shares as contemplated by this ARTICLE 2 and any distribution or dividend with respect to Parent Shares, the record date for which is after the Effective Time. In the event of a transfer of ownership of the Company Shares that is not registered in the transfer records of the Company, a certificate or evidence of shares in book-entry form representing the proper number of Parent Shares may be issued to a Person other than the Person in whose name the Company Share Certificate so surrendered is registered if such Company Share Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such issuances shall pay any transfer or other Taxes required by reason of the issuance of the Parent Shares to a person other than the registered holder of such Company Shares or establish to the satisfaction of Parent that such Taxes have been paid or are not applicable. If any Company Share Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate or evidence of shares in book-entry form representing Parent Shares, require the owner of such lost, stolen or destroyed Company Share Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent, or the Surviving Corporation with respect to such Company Share Certificate.

(e)            All Parent Shares to be issued and delivered to the Exchange Agent pursuant to this Section 2.08 shall be deemed issued and outstanding as of the Effective Time, and whenever a dividend or other distribution is declared by Parent in respect of Parent Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Parent Shares issuable pursuant to this Agreement. No dividends or other distributions declared or made with respect to the Parent Shares with a record date after the Effective Time shall be paid to the holder of an unsurrendered Company Share Certificate with respect to the Parent Shares that such holder has the right to receive pursuant to the Merger until such holder surrenders such Company Share Certificate in accordance with this Section 2.08. All such dividends and other distributions shall be paid by Parent to the Exchange Agent after deduction of any applicable Taxes and shall be included in the Exchange Fund, in each case until the surrender of such Company Share Certificate in accordance with this Section 2.08. Subject to the effect of applicable Laws, following the surrender of any such Company Share Certificate, there shall be paid to the recordholder thereof, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such Parent Shares and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Shares with a record date after the Effective Time but with a payment date subsequent to surrender.

(f)            Any portion of the Exchange Fund that remains undistributed to holders of Company Share Certificates as of the date one (1) year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Share Certificates who have not theretofore surrendered their Company Share Certificates to the Exchange Agent in accordance with this Section 2.08(f), as well as any holders of Book-Entry Shares who have not theretofore cashed any check payable to them in accordance with Section 2.06(c), shall thereafter look only to Parent for satisfaction of their claims for Parent Shares and any dividends or distributions with respect to Parent Shares, subject to applicable abandoned property law, escheat law or similar Law.

(g)            Neither Parent nor the Surviving Corporation shall be liable to any current or former Company Stockholder or to any other Person with respect to any Parent Shares (or dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. If any Company Share Certificate shall not have been surrendered prior to five (5) years after the Closing Date (or immediately prior to such earlier date on which any Parent Shares or any dividends or other distributions payable to the holder of such Company Share Certificate would otherwise escheat to or become the property of any Governmental Authority), any Parent Shares issuable upon the surrender of, or any dividends or other distributions in respect of, such Company Share Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

2.09         Withholding. Each of the Company, Parent, Merger Sub and the Surviving Corporation (as applicable) shall be entitled to deduct or withhold such amounts as it determines, in its sole discretion, are necessary to cover all required withholdings from the amounts payable (including Parent Shares deliverable) under this Agreement in accordance with the Code and any other applicable Law, and the Exchange Agent shall be entitled to so deduct or withhold to the extent it is entitled as set forth in the general instructions in the letter of transmittal. Any such withheld or deducted amount shall be timely paid over to the appropriate Governmental Authority and treated as though such amount had been paid to the Person in respect of whom such withholding was required.

2.10         Interest; No Liability. All payments made pursuant to this ARTICLE 2 shall be without interest. Neither Parent, Merger Sub nor the Surviving Corporation shall be liable to any Person in respect of any cash or securities delivered to a public official pursuant to any applicable abandoned property law, escheat law or similar Law.

2.11         Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, in the event that the Company changes the number of Company Shares issued and outstanding prior to the Effective Time or Parent changes the number of Parent Shares issued and outstanding prior to the Effective Time, in either case, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the consideration paid in accordance with this Agreement, including the Exchange Ratio, shall be equitably adjusted to reflect such change.

2.12         Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to rights and property of Merger Sub and the Company, the officers and directors of Parent shall be further authorized to take such action. Parent and the Surviving Corporation also shall take such further actions as may be necessary or desirable to ensure that the Exchange Agent sends out the letters of transmittal to the Company Stockholders and issues certificates or evidence of shares in book-entry form representing Parent Shares to such stockholders in accordance with Section 2.08.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company SEC Documents filed and publicly available since January 1, 2023 through the third (3rd) Business Day prior to the date of this Agreement, other than any disclosure contained in such Company SEC Documents under the heading “Risk Factor” or “Forward-Looking Statements” or sections of such reports, or that otherwise constitute risk factors or forward-looking statements (it being agreed and understood that any matter disclosed in such Company SEC Documents shall not be deemed disclosed for purposes of Sections 3.02, 3.03, or 3.26) or (b) the confidential disclosure letter delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) to the extent it makes reference to the particular Section or subsection of this Agreement to which exception is being taken (or to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to another Section or subsection of this Agreement), the Company represents and warrants to Parent and Merger Sub as follows:

3.01         Organization and Corporate Power.

(a)            The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Each of the Subsidiaries of the Company is a corporation or other entity duly organized and validly existing under the Laws of the jurisdiction of its incorporation or organization. Each of the Company and its Subsidiaries has all requisite corporate power and authority necessary to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b)            Each of the Company and its Subsidiaries has all authorizations, licenses and permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and permits would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of its business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a Company Material Adverse Effect.

(c)            True and complete copies of the certificate of incorporation and bylaws of the Company, as in effect as of the date hereof, have been made available to Parent.

3.02          Authorization; Valid and Binding Agreement.

(a)            Subject to obtaining the Company Stockholder Approval, the execution, delivery and performance of this Agreement by the Company and each other agreement, document, instrument or certificate contemplated hereby to be executed, delivered and performed by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of the Company, and no other corporate approvals on the Company’s part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar Laws affecting creditors’ rights or general principles of equity affecting the availability of specific performance and other equitable remedies.

(b)            The Company Board, by resolutions duly adopted by a unanimous vote of all of the members of the Company Board at a meeting duly called and held, has duly (i) approved and declared advisable for the Company to enter into this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, the Company and the Company Stockholders, (iii) resolved to recommend the adoption of this Agreement to the Company Stockholders, on the terms and subject to the conditions set forth in this Agreement, and (iv) directed that this Agreement be submitted to the Company Stockholders for adoption, and, subject to Section 5.06, such resolutions have not been rescinded, modified or withdrawn in any way.

(c)            Other than (i) the affirmative vote of the holders of a majority of all outstanding Company Shares entitled to vote thereon and (ii) if required, a majority of the votes cast by holders of a majority of outstanding Company Shares voting at the meeting, excluding the Company Shares held or controlled by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 (the “Company Stockholder Approval”), no other corporate proceeding is necessary to authorize the execution, delivery or performance of this Agreement and the transactions contemplated thereby.

3.03         Capital Stock.

(a)            The authorized capital stock of the Company consists of five hundred million (500,000,000) Company Shares and ten million (10,000,000) shares of preferred stock, $0.01 par value per share, of which, as of the close of business on April 15, 2024 (the “Measurement Date”), one hundred eighty-nine million, nine hundred ninety-eight thousand, seven hundred ten (189,998,710) Company Shares and zero (0) shares of preferred stock were issued and outstanding.

(b)            Section 3.03(b) of the Company Disclosure Letter sets forth a true and complete list, as of the Measurement Date, of the outstanding Company Options and Company Warrants, including, with respect to each Company Option, the number of Company Shares issuable thereunder or with respect thereto, the holder thereof and the exercise price (if any). The Company has granted no other Company Equity Awards since the Measurement Date and prior to the date of this Agreement.

(c)            All of the outstanding Company Shares have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. All of the issued and outstanding Company Shares were issued in compliance with all applicable Laws concerning the issuance of securities. Except as set forth in Section 3.03(b) of the Company Disclosure Letter, the Company does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by the Company. Except as set forth in Section 3.03(b) of the Company Disclosure Letter, there are no outstanding (i) shares of capital stock or other equity interests or voting securities of the Company, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of the Company, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of the Company, (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company or (v) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of the Company may vote.

(d)            All of the outstanding Company Options have been duly authorized by all necessary corporate action and were granted in accordance with the terms of all applicable Plans and applicable Laws.

(e)            There are no stockholder agreements or voting trusts or other agreements or understandings to which the Company is a party with respect to the voting, or restricting the transfer, of the capital stock or any other equity interest of the Company. The Company has not granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect. No shares of capital stock of the Company are held by any Subsidiary of the Company.

(f)            As of the date of this Agreement, there is no stockholder rights plan, “poison pill,” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, a party to or otherwise bound.

3.04         Subsidiaries. All of the outstanding shares of capital stock or equivalent equity interests of each of the Company’s Subsidiaries are owned of record and beneficially, directly or indirectly, by the Company free and clear of all Liens (other than Permitted Liens).

3.05         No Breach. Except with respect to clauses (b) and (c) for any conflicts, violations, breaches, defaults or other occurrences that would not constitute a Company Material Adverse Effect, the execution, delivery and performance of this Agreement by the Company and, subject to obtaining the Company Stockholder Approval, the consummation of the transactions contemplated hereby do not (a) conflict with or violate the Company’s or any of its Subsidiaries’ Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 3.06 have been obtained and all filings and obligations described in Section 3.06 have been made, conflict with or violate any Law, statute, rule or regulation or Order, judgment or decree to which the Company or its Subsidiaries or any of their properties or assets is subject, or (c) conflict with or result in any material breach of, constitute a material default under, result in a material violation of, give rise to a right of termination, cancellation or acceleration under, give rise to any penalties, repayment obligations, special assessments or additional payments under, result in the creation of any Lien upon any assets of the Company or any of its Subsidiaries, or require any authorization, consent, waiver, approval, filing, exemption or other action by or notice to any court, other Governmental Authority or other third party, under the provisions of any Company Material Contract.

3.06         Consents, etc. Except as may be required by (a) the Exchange Act, (b) the Securities Act, (c) U.S. state securities Laws, (d) Canadian Securities Laws, (e) the OTC Markets Group, (f) TSXV and (g) the DGCL, in each case, which requirements have or will be made in connection with the transactions contemplated hereby, (i) none of the Company or any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby and (ii) no consent, approval or authorization of any Governmental Authority or any other party or Person is required to be obtained by the Company or any of its Subsidiaries in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except for those consents, approvals and authorizations the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.07         Company SEC Documents and Company SEDAR+ Documents; Disclosure Controls and Procedures.

(a)            The Company has filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated by reference therein) with the SEC required to be filed or furnished by the Company since January 1, 2022 (the “Company SEC Documents”). As of their respective filing dates or, if amended prior to the date of this Agreement or superseded by a subsequent filing prior to the date hereof, as of the date of (and giving effect to) the last such amendment or superseding filing: (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), and the requirements of SOX, each as in effect on the date so filed or furnished, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents, and, to the knowledge of the Company, none of the Company SEC Documents is the subject of any outstanding SEC comment or investigation. No Subsidiary of the Company is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

(b)            The consolidated financial statements (including all related notes and schedules) of the Company and its consolidated Subsidiaries contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto as of their respective dates; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by Form 10-Q or other rules and regulations of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby.

(c)            The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets. Except as disclosed in the Company SEC Documents, since January 1, 2022, none of the Company, the Company’s independent accountants, the Company Board or its audit committee has received any oral or written notification of any (A) “significant deficiency” in the internal controls over financial reporting of the Company, (B) “material weakness” in the internal controls over financial reporting of the Company, or (C) fraud, whether or not material, that involves management or other employees of the Company or its Subsidiaries who have a significant role in the internal controls over financial reporting of the Company. Since January 1, 2022, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(d)            The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e)            Since the Balance Sheet Date, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) to the knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, by the Company or any of its Subsidiaries or any of their officers, directors, employees or agents to any director or executive officer of the Company.

(f)            The Company has publicly filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the British Columbia Securities Commission and other applicable Canadian securities regulatory authorities under the Canadian Securities Laws, together with any amendments, restatements or supplements thereto on the System for Electronic Data Analysis and Retrieval + at www.sedarplus.com (the “Company SEDAR+ Documents”), except in each case where the failure to make such filings would not reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole. The Company SEDAR+ Documents (i) were prepared in all material respects in accordance with the requirements of Canadian Securities Laws, and the rules and regulations thereunder and (ii) did not, as of their respective filing dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the British Columbia Securities Commission or other applicable Canadian securities regulatory authorities with respect to any Company SEDAR+ Documents. To the knowledge of the Company, none of the Company SEDAR+ Documents filed on or prior to the date of this Agreement is subject to ongoing review or investigation by the British Columbia Securities Commission or other applicable Canadian securities regulatory authorities as of the date of this Agreement.

(g)            The Company Common Stock is listed on the TSXV and quoted on the OTCQB, and is not listed or quoted on any other market, stock exchange, over-the-counter market or quotation system. The Company is in material compliance with the applicable listing and corporate governance rules and regulations of OTCQB and TSXV.

3.08          No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of the Company as of the Balance Sheet Date, included in the Company SEC Documents, (b) as incurred after the date thereof in the ordinary course of business consistent with past practice, or (c) as set forth in Section 3.08 of the Company Disclosure Letter, the Company, together with its Subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case, of a type required by GAAP to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, that, individually or in the aggregate, have or would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

3.09         Absence of Certain Developments.

(a)            Since the Balance Sheet Date, there has not been any Company Material Adverse Effect.

(b)            Except as expressly contemplated by this Agreement, since the Balance Sheet Date, each of the Company and its Subsidiaries has carried on and operated its business in all material respects in the ordinary course of business, consistent with past practice, and none of them has:

(i)            amended or modified its Organizational Documents;

(ii)           sold, leased, assigned, transferred or purchased any material tangible assets, in each case in a single or related series of transactions, except in the ordinary course of business consistent with past practice;

(iii)           issued, sold, redeemed or transferred any of its capital stock or other equity securities, securities convertible into its capital stock or other equity securities or warrants, options or other rights to acquire its capital stock or other equity securities, or any bonds or debt securities;

(iv)          prior to the date hereof, declared or paid any dividend or other distribution of the assets of the Company;

(v)           made or approved any material changes in its Plans or made any material changes in wages, salary, or other compensation, including severance, with respect to its current or former officers, directors or executive employees other than (A) increases in base salaries and wages that are consistent with past practices, (B) the items referenced on Section 3.09(b)(v) of the Company Disclosure Letter, or (C) as required by applicable Law, ordinary course welfare benefit plan changes at the end of the plan year or as required under any Company Plan;

(vi)          paid, loaned or advanced (other than the payment of compensation and benefits in the ordinary course of business consistent with past practice or the payment, advance or reimbursement of business expenses in the ordinary course of business consistent with past practice or loans under a Company 401(k) Plan) any amounts to, or sold, transferred or leased any of its assets to, or entered into any other transactions with, any of its Affiliates, or made any loan to, or entered into any other transaction with, any of its directors or officers outside the ordinary course of business or other than at arm’s length;

(vii)        hired or terminated any of its officers or employees with fixed annual compensation in excess of fifty thousand dollars ($50,000) and whose employment is not terminable without penalty or financial obligation on notice of thirty (30) days or less, other than in the ordinary course of business consistent with past practice;

(viii)        commenced or settled any Action in which the amount in dispute is in excess of fifty thousand dollars ($50,000);

(ix)          made any material change in accounting principles, methods, procedures or policies, except as required by GAAP;

(x)           made, changed or revoked any material Tax election, or settled or compromised any material Tax claim or liabilities, or filed any substantially amended material Tax Return;

(xi)          (A) authorized, proposed, entered into or agreed to enter into any plan of liquidation, dissolution or other reorganization or (B) authorized, proposed, entered into or agreed to enter into any merger, consolidation or business combination with any Person;

(xii)         except in the ordinary course of business consistent with past practice, incurred or discharged any Indebtedness;

(xiii)         made any capital expenditures;

(xiv)        suffered any material damage, destruction or loss, whether or not covered by insurance;

(xv)         sold, assigned, transferred, abandoned or allowed to lapse or expire any material Intellectual Property rights or other intangible assets owned, used or licensed by the Company or any of its Subsidiaries in connection with any product of the Company or any of its Subsidiaries or the operation of any of their businesses;

(xvi)        been subject to any written claim or written threat of infringement, misappropriation or other violation by or against the Company or any of its Subsidiaries of Intellectual Property rights of the Company or any of its Subsidiaries or a third party;

(xvii)        materially reduced the amount of any insurance coverage provided by existing insurance policies; or

(xviii)      committed to do or take any of the actions described in the foregoing clauses (i) through (xvii).

3.10          Property

(a)            Section 3.10(a) of the Company Disclosure Letter lists all real property other than the Company Mineral Rights that is owned by the Company or any of its Subsidiaries (the “Company Owned Real Property”). With respect to each Company Owned Real Property, the Company (or a Subsidiary thereof) has good and marketable fee simple title to each such Company Owned Real Property, free and clear of all Liens (other than Permitted Liens). Since January 1, 2021, neither the Company nor any of its Subsidiaries has received written notice of any pending condemnation proceeding with respect to any Company Owned Real Property, and, to the knowledge of the Company, no such proceeding is threatened.

(b)            Section 3.10(b) of the Company Disclosure Letter lists all leases (each a “Company Lease”) pursuant to which the Company or any of its Subsidiaries leases (as tenant) or subleases (as subtenant) any real property (the “Company Leased Real Property”). All Company Leases are in full force and effect, and Company holds a valid and existing leasehold interest in each Company Leased Real Property under each such applicable Company Lease. Neither the Company nor, to the Company’s knowledge, any other party to the applicable Company Lease is in default in any material respect under any of such Company Lease. No event has occurred which, if not remedied, would result in a default by the Company in any material respect under the Company Leases, and, to the Company’s knowledge, no event has occurred which, if not remedied, would result in a default by any party other than the Company in any material respect under the Company Leases.

(c)            Except as set forth on Section 3.10(c) of the Company Disclosure Letter, the Company or one or more of its Subsidiaries:

(i)            hold and have good and sufficient title to or a possessory interest in all mining claims (patented or unpatented), leases, licenses, permits, access rights, surface rights, mineral rights and other rights and interests necessary to access and explore for minerals, concentrates or ores for development purposes on their properties (collectively, the “Company Mineral Rights”), free and clear of any Liens (other than Permitted Liens); and

(ii)            have the exclusive right to deal with the Company Owned Real Property and material Company Mineral Rights, and no other Person has a right to acquire any right in the Company Owned Real Property or any Company Owned Real Property, including by way of a back-in right, earn-in right, right of first refusal, royalty right or similar provision which would materially affect the Company’s or any of its Subsidiaries’ interests in the Company Owned Real Property, the Company Mineral Rights or the Permits relating to the Company Owned Real Property.

Notwithstanding any of the other provisions of this Section 3.10, the Company makes no representations or warranties as to the presence or absence of unpatented mining claims or millsites in conflict with the unpatented mining claims comprising a portion of the Company Mineral Rights (the “Unpatented Claims”), that the Unpatented Claims constitute a compact group of contiguous claims free of interior gaps or fractions, or that any of the Unpatented Claims contains a discovery of valuable minerals. In addition, the Company does not make any representation or warranty as to whether or not the Company or any of its Subsidiaries has established or maintained pedis possessio rights with respect to any of the Unpatented Claims, what rights the Company or any of its Subsidiaries has to use the surface of any of the Unpatented Claims for any purpose, or otherwise as to the validity of any of the Unpatented Claims or the use of the same.

(d)            The Company Owned Real Property and the Company Leased Real Property (together, the “Company Real Property”) constitutes all of the real property owned, used, occupied or leased by the Company and its Subsidiaries. The Company Mineral Rights are the only material claims, leases, licenses, permits, access rights, surface rights, mineral rights, Permits or other rights or interests that are required to conduct the activities of the Company or its Subsidiaries as presently conducted and, other than the Company Real Property and the material Company Mineral Rights, there are no other material real properties in respect of which the Company or any of its Subsidiaries has any interest.

(e)            None of the Company or any of its Subsidiaries has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Company Real Property, the Company Mineral Rights or any other material assets to which the Company or any of its Subsidiaries is a party or by or to which the Company or any such assets are bound or subject, except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, to have a material adverse impact in respect of the Company.

(f)            The Company and its Subsidiaries are in good standing under all, and are not in default under any, and there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any, leases or any other agreements and instruments pertaining to Company Real Property, the Company Mineral Rights and the other material Company assets to which it is a party or by which it or such assets are bound or subject and, to the knowledge of Company, all such leases and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases and other agreements and instruments is in default thereunder, in each case, except to the extent that such defaults have not had and would not reasonably be expected, individually or in the aggregate, to have a material adverse impact in respect of Company.

(g)            No Company Real Property, material Company Mineral Rights or material Company asset has been taken or appropriated by any Governmental Authority, nor has any notice or proceeding in respect thereof been given or commenced, nor, to the knowledge of Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(h)            All work and activities carried out on the Company Real Property or the Company Mineral Rights by the Company or its Subsidiaries or, to the knowledge of the Company, by any other Person appointed by the Company or any of its Subsidiaries have been carried out in all material respects in compliance with all Laws, and neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other Person, has received any written notice or, to the knowledge of the Company, oral notice of any material breach of any such Laws, except as would not, in each case, reasonably be expected, individually or in the aggregate, to have a material adverse impact in respect of the Company.

(i)            Except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, all work and activities carried out on the Company Real Property and the concessions relating to the Company Real Property by the Company or its Subsidiaries or, to the knowledge of the Company, by any other person appointed by the Company or any of its Subsidiaries have been carried out in compliance with all applicable Laws, and neither the Company nor any of Subsidiaries, nor, to the knowledge of the Company, any other person, has received any notice of any breach of any such applicable Laws.

(j)            All Taxes which are due and payable, local improvements, assessment rates, utilities and any and all other payments to or assessments of any Governmental Authority having jurisdiction in respect of the Company Real Property or Company Mineral Rights have been made by the Company or its Subsidiary in respect of the Company Real Property, except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole.

(k)            Except as set forth on Section 3.10(k) of the Company Disclosure Letter, neither the Company Real Property nor the material Company Mineral Rights nor any material minerals or product derived therefrom are subject to or burdened by any royalty or royalty interest or interest of similar effect, whether registered or, to the knowledge of the Company, unregistered, other than those imposed by Law, and neither the Company nor any of its Subsidiaries have granted any other royalty or similar interest in respect of any Company Real Property or material Company Mineral Rights or any material minerals or product derived therefrom.

3.11         Tax Matters.

(a)            (i) The Company and its Subsidiaries have timely filed (taking into account any applicable extensions) all material Tax Returns required to be filed by them, (ii) such Tax Returns are complete and correct in all material respects, (iii) the Company and its Subsidiaries have paid all material Taxes as due and payable (whether or not shown on any Tax Return) and, (iv) as of the Balance Sheet Date, any Liability of the Company or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings, has been provided for in the financial statements of the Company in accordance with applicable accounting practices and procedures. Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the ordinary course of business.

(b)            No claim has been made in writing by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction. There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries. the Company and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. Neither the Company nor any of its Subsidiaries has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b).

(c)            No material non-U.S., federal, state or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries.

(d)            (i) There is no outstanding request for any extension of time for the Company or any of its Subsidiaries to pay any material Tax or file any material Tax Return, other than any such request made in the ordinary course of business, and (ii) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Tax of the Company or any of its Subsidiaries that is currently in force.

(e)            Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes). Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the common parent of which was the Company) or (ii) has Liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract, or otherwise (other than any commercial agreements entered into in the ordinary course of business that do not relate primarily to Taxes).

(f)            Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code (or any similar provision of state, local or non-U.S. Law).

(g)            Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction or loss from, taxable income, or make any material adjustment under Section 481(a) of the Code, for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in or improper use of any method of accounting for any taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or other Law) executed prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received or deferred revenue accrued outside the ordinary course of business on or prior to the Closing Date; (v) election under Section 108(i) of the Code; or (vi) the application of Section 965 of the Code.

(h)            Neither the Company nor any of its Subsidiaries has taken advantage of any relief or Tax deferral provisions or any carryback of net operating losses or similar Tax items related to COVID-19 for Tax purposes whether federal, state, local or foreign, including the CARES Act.

(i)            Neither the Company nor any of its Subsidiaries has knowledge of any facts or has taken or plans to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code.

3.12         Company Material Contracts.

(a)            Except for (A) this Agreement, (B) each Company Plan, and (C) each Contract filed as an exhibit to the Company SEC Documents, Section 3.12(a) of the Company Disclosure Letter sets forth a list of all Company Material Contracts as of the date of this Agreement. The Company has made available to Parent a true and complete copy of each Company Material Contract listed or required to be listed in Section 3.12(a) of the Company Disclosure Letter. For purposes of this Agreement, “Company Material Contract” means all Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than (x) Company Plans and insurance, reinsurance or retrocession treaties, agreements, slips, binders, cover notes or other similar arrangements, and (y) any such Contract that has been substantially performed by the parties thereto) that:

(i)            are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)            would be required to be disclosed under Item 404(a) of Regulation S-K under the Exchange Act;

(iii)            relate to the formation or management of any joint venture, partnership or other similar agreement that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iv)            provide for Indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of fifty thousand dollars ($50,000), other than any Indebtedness between or among any of the Company and any of its Subsidiaries and other than any letters of credit;

(v)            are any keepwell or similar agreement under which the Company or any of its Subsidiaries has directly guaranteed any liabilities or obligations of another Person or under which another Person has directly guaranteed any liabilities or obligations of the Company or any of its Subsidiaries, in each case involving liabilities or obligations that are material to the Company and its Subsidiaries, taken as a whole;

(vi)          involve the acquisition from another Person or disposition to another Person of capital stock or other equity interests of another Person or of a business, in each case, that are material to the Company and its Subsidiaries, taken as a whole;

(vii)         under which the Company or any of its Subsidiaries has continuing “earn-out” or other contingent payment obligations, in each case that are reasonably likely to result in payments in excess of fifty thousand dollars ($50,000);

(viii)        prohibit the payment of dividends or distributions in respect of the capital of the Company or any of its wholly owned Subsidiaries, prohibit the pledging of the capital of the Company or any wholly owned Subsidiary of the Company or prohibit the issuance of any guarantee by the Company or any Subsidiary of the Company;

(ix)          contain provisions that prohibit the Company or any of its Subsidiaries from competing in any material line of business or grant a right of exclusivity to any Person which prevents the Company or any Subsidiary of the Company from entering any material territory, market or field or freely engaging in business anywhere in the world, other than Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on less than ninety (90) days’ notice without payment by the Company or any Subsidiary of the Company of any material penalty;

(x)            include an indemnification obligation of the Company or any of its Subsidiaries with a maximum potential liability in excess of fifty thousand dollars ($50,000);

(xi)          relate to (A) development or assignment of material Intellectual Property or (B) material information technology services (including support, maintenance and hosting agreements);

(xii)          involve the settlement of any pending or threatened claim, Action or proceeding that requires payment obligations of the Company or any of its Subsidiaries after the date hereof in excess of fifty thousand dollars ($50,000);

(xiii)        (A) grant any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries or (B) obligate the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party and that are material to the Company and its Subsidiaries, taken as a whole;

(xiv)        contains (A) a license or grant of rights in, to or under, or covenant not to sue with respect to, any material Intellectual Property (excluding licenses granted to the Company or any of its Subsidiaries of commercially available, internal use, “off-the-shelf” Software available on standard terms for an annual payment of less than fifty thousand dollars ($50,000) and licenses of Open Source Software) or (B) an obligation for the Company or any of its Subsidiaries to pay royalties;

(xv)            contains any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument, contract or arrangement, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever;

(xvi)          require future capital expenditures by the Company or any of its Subsidiaries in excess of fifty thousand dollars ($50,000) in the aggregate;

(xvii)         are employment, independent contractor, consulting, severance or similar agreements under which the Company or any of its Subsidiaries is or could become obligated to provide annual compensation or payment in excess of fifty thousand dollars ($50,000) or provide for any change in control, retention, transaction or similar bonus or payments;

(xviii)        (A) are material Company Leases and (B) without duplication, otherwise relate to any material Company Mineral Rights;

(xix)            are collective bargaining agreements or other agreements with any labor union, works council, trade union, labor association or other employee representative organization; or

(xx)            any commitment (orally or in writing) by the Company or any of its Subsidiaries to enter into any of the foregoing.

(b)            (i) Each Company Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not reasonably be expected to have a Company Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, to the knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Company Material Contract, except where such noncompliance would not reasonably be expected to have a Company Material Adverse Effect, (iii), neither the Company nor any of its Subsidiaries has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Company Material Contract, except where such default would not reasonably be expected to have a Company Material Adverse Effect, (iv) to the knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Company Material Contract, except as would not reasonably be expected to have a Company Material Adverse Effect and (v) neither the Company nor any of its Subsidiaries has received notice from any other party to a Company Material Contract that such other party intends to terminate, materially modify, not renew or renegotiate in any material respect the terms of any such Company Material Contract, except as would not reasonably be expected to have a Company Material Adverse Effect.

3.13         Intellectual Property.

(a)            All of the patents, domain names, registered trademarks and service marks, registered copyrights and applications for any of the foregoing, that are currently owned by the Company or any of its Subsidiaries (collectively, “Company Registered Intellectual Property”) are set forth in Section 3.13(a) of the Company Disclosure Letter. One or more of the Company and its Subsidiaries owns and possesses all right, title and interest in and to each item of the Intellectual Property owned by the Company or any of its Subsidiaries, free and clear of all Liens (other than Permitted Liens). To the knowledge of the Company, the Intellectual Property owned by the Company or its Subsidiaries, together with any Intellectual Property licensed to the Company or its Subsidiaries, constitutes all Intellectual Property used in and material to or otherwise necessary for the Company’s or its Subsidiaries’ operation of the business of the Company and its Subsidiaries. To the knowledge of the Company, no Person is currently infringing, misappropriating, diluting or otherwise violating, or has previously within the past four (4) years infringed, misappropriated, diluted or otherwise violated, any material Intellectual Property owned by the Company or any of its Subsidiaries. No Person has provided written notice of a claim or pending Action or, to the knowledge of the Company, threatened a claim or Action, challenging the ownership, validity, enforceability or scope of any Company Registered Intellectual Property, and no item of the Company Registered Intellectual Property is the subject of any outstanding Order, injunction, judgment, decree or ruling enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator of which the Company has received written notice.

(b)            To the Company’s knowledge, the Company and its Subsidiaries, and the business of the Company and its Subsidiaries as currently conducted, does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property owned by another Person and has not infringed, misappropriated, diluted or otherwise violated any Intellectual Property owned by another Person within the past four (4) years. the Company and its Subsidiaries have not, within the past four (4) years, received any charge, complaint, claim, demand, notice or other communication alleging any infringement, misappropriation, dilution or other violation (including any claim that the Company or a Subsidiary must license or refrain from using any Intellectual Property of another Person in order to avoid infringement, misappropriation, dilution or other violation) of the Intellectual Property of another Person, and there is no pending Action (or to the knowledge of the Company, threatened Action), claim, or suit alleging any such infringement, misappropriation, dilution or violation.

(c)            The Company and its Subsidiaries have taken commercially reasonable efforts to protect and preserve their rights in all Intellectual Property owned by the Company or any of its Subsidiaries.

3.14         Data Privacy.

(a)            The Company and its Subsidiaries (i) maintain commercially reasonable policies and procedures regarding the security, privacy, transfer and use of Personal Data that are designed to protect Personal Data from unauthorized access, use or disclosure, and (ii) except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, since January 1, 2020, have been in compliance with all of the Company’s and its Subsidiaries’ published and written policies, as applicable, governing the security, privacy, transfer and use of Personal Data and applicable Laws governing data privacy and data security.

(b)            Since January 1, 2020, (i) none of the Company or any of its Subsidiaries has experienced any confirmed unauthorized access, acquisition, theft, destruction or compromise of any Personal Data, which, individually or in the aggregate, has had a Company Material Adverse Effect and (ii) there has not been any unauthorized intrusions or breaches of security into any Company information technology system used in the operation of the businesses of the Company and its Subsidiaries, which, individually or in the aggregate, has had a Company Material Adverse Effect. To the Company’s knowledge, since January 1, 2020, no third-party processing Personal Data on behalf the Company has experienced a security breach affecting Personal Data of the Company or its Subsidiaries, which, individually or in the aggregate, has had a Company Material Adverse Effect. Neither the Company, its Subsidiaries, nor any third party acting at the Company’s direction or authorization has paid any perpetrator of any actual or threatened security incident or cyber-attack, including a ransomware attack or a denial-of-service attack.

(c)            Since January 1, 2020, none of the Company or any of its Subsidiaries has been under investigation by any state, federal, or foreign jurisdiction regarding its protection, storage, use, disclosure and transfer of Personal Data.

(d)            Since January 1, 2020, none of the Company or any of its Subsidiaries has received any material written claim, complaint, inquiry or notice from any governmental, regulatory or self-regulatory authority or entity, or any data subject, related to the Company’s or its Subsidiaries’ collection, processing, use, storage, security, and/or disclosure of Personal Data, alleging that any of these activities are in violation of any applicable Laws governing data privacy and data security.

3.15         Litigation. There are no Actions pending, or to the Company’s knowledge, threatened, against the Company or any of its Subsidiaries, at law or in equity, or before or by any Governmental Authority, and the Company and its Subsidiaries are not subject to or in violation of any outstanding judgment, Order or decree of any court or Governmental Authority, in each case, that would, individually or in the aggregate, have a Company Material Adverse Effect. This Section 3.15 shall not apply to Taxes, with respect to which exclusively the representations and warranties in Section 3.11 shall apply. There has not been since January 1, 2021, nor are there currently, any internal investigations being conducted by the Company or the Company Board (or any committee thereof) concerning any material allegations of fraud or malfeasance.

3.16          Insurance. Section 3.16 of the Company Disclosure Letter lists each material insurance policy, excluding those related to any Company Plans, maintained by the Company or any of its Subsidiaries or, to the Company’s knowledge, under which the Company is a named insured or otherwise the principal beneficiary of coverage, including the policy number and the period, type and amount of coverage. All such insurance policies are in full force and effect and shall continue in effect until the Closing Date. Such insurance policies are materially sufficient in the aggregate with the operation of the Company’s or its Subsidiaries’ business for the industry in which it operates. The Company is not in default with respect to its obligations under any such insurance policies and, to the Company’s knowledge, there is no threatened termination of, or threatened premium increase with respect to, any of such policies, other than in connection with the Company’s annual renewal process.

3.17          Employee Benefit Plans.

(a)            Section 3.17(a) of the Company Disclosure Letter lists all current Company Plans, other than any at-will offer letter or employment agreement or any services agreement terminable without notice, in either case that does not provide for severance, notice of termination (or pay in lieu), change of control, retention or bonus pay or similar benefits (other than continuation coverage or other entitlements required by Law). Each Company Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code has received a favorable determination letter or is the adopter of a pre-approved plan covered by a favorable opinion letter from the Internal Revenue Service that remains current to the effect that the form of such Company Plan is so qualified, and the Company is not aware of any facts or circumstances that would reasonably be expected to jeopardize the qualification of such Company Plan. The Company Plans comply in form and in operation in all material respects with the requirements of the Code, ERISA and other applicable Law; and the Company has not become subject to any material Liability by reason of (i) a failure to provide any notice, or (ii) a failure to make any contribution to a Company Plan intended to be qualified under Section 401(a) of the Code within the time prescribed for the contribution under ERISA, or (iii) a breach of fiduciary duty or prohibited transaction under ERISA or any other applicable Law, in each case with respect to a Company Plan.

(b)            With respect to each current material Company Plan, the Company has made available true and complete copies of the following (as applicable) prior to the date hereof: (i) the current plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof; (ii) the currently summary plan description along with all summaries of material modifications thereto; (iii) all related trust instruments or other funding-related documents; (iv) a copy of the most recent financial statements for the plan; (v) a copy of all material, non-routine correspondence with any Governmental Authority relating to a Company Plan received or sent within the last two (2) years and (vi) the most recent Internal Revenue Service determination or opinion letter.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to the Company Plans, (i) all required contributions to, and premiums payable in respect of, such Company Plan have been made or, to the extent not required to be made on or before the date hereof, have been properly accrued on the Company’s financial statements in accordance with GAAP, and (ii) there are no Actions, audits, suits or claims pending or, to the Company’s knowledge, threatened, other than routine claims for benefits.

(d)            Neither the Company nor any ERISA Affiliate has at any time in the past six (6) years sponsored or contributed to, or has or has had any Liability or obligation in respect of any Company Plan (including any “multiemployer plan” (as defined in Section 3(37) or Section 4001(a)(3) of ERISA)) that is or was at any relevant time subject to Title IV of ERISA or Section 412 of the Code. None of the Company Plans obligates the Company to provide a current or former employee or other service provider (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with the Company, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law and coverage through the end of the month of termination of employment.

(e)            Except as otherwise contemplated by this Agreement, neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any payment (including severance, bonus or other similar payment) becoming due to any Person, (ii) increase or otherwise enhance any benefits or compensation otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any benefits under any Company Plan, (iv) require the Company or its Subsidiaries to set aside any assets to fund any benefits under a Company Plan or result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person, (v) limit the ability to amend or terminate any Company Plan or related trust or (vi) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code or Section 409A of the Code (or, in either case, any corresponding provision of state, local or foreign Tax law). The Company has no obligation to pay any gross-up in respect of any Tax under Section 4999 of the Code or Section 409A of the Code (or, in either case, any corresponding provision of state, local or foreign Tax law).

(f)            With respect to each Company Plan that is a Non-U.S. Plan, and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the fair market value of the assets of each funded Non-U.S. Plan, the liability of each insurer for any non-U.S. Plan funded through insurance or the book reserve established for any Non-U.S. Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis (actual or contingent) with respect to all current or former participants under such Non-U.S. Plan according to the actuarial assumptions and valuation most recently used to determine employer contributions to such Non-U.S. Plan, and none of the contemplated transactions will cause such assets, insurance obligations or book reserves to be less than such benefit obligations. Each such Non-U.S. Plan required to be registered has been registered and has been maintained in all material respects in good standing with each applicable Governmental Authority. No Company Plan that is a Non-U.S. Plan is a defined benefit pension plan.

3.18         Compliance with Law; Permits; Anti-Corruption Laws.

(a)            The Company and each of its Subsidiaries hold all Permits required to operate their respective businesses as they are being conducted as of the date hereof, and all of such Permits are in full force and effect, except where the failure to obtain or have any such Permit would, individually or in the aggregate, not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, and no proceeding is pending or, to the knowledge of the Company, threatened to revoke, suspend, cancel, terminate or adversely modify any such Permit. Neither the Company nor any of its Subsidiaries is in material violation of, or in default under, any Law, in each case applicable to the Company or any of its Subsidiaries or any of their respective assets and properties. Notwithstanding the foregoing, this Section 3.18 shall not apply to Taxes, Plans, environmental matters, labor and employment matters or regulatory matters, which are the subjects exclusively of the representations and warranties in Section 3.11, Section 3.17, Section 3.19 and Section 3.22, respectively.

(b)            The Company and its Subsidiaries are, and since January 1, 2020 have been, in compliance in all material respects with Anti-Corruption Laws.

(c)            Since January 1, 2020, none of the Company or its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee or agent of the Company, has directly or indirectly used, offered, authorized, promised, provided, paid, requested, or received, whether directly or indirectly through a third party, on behalf of the Company or its Subsidiaries or in connection with their business, any bribes, kickbacks, gifts, or anything else of value, regardless of form or amount, to any Person for any improper purpose, including for obtaining or retaining business or securing an improper business advantage.

(d)            Since January 1, 2020, neither the Company nor its Subsidiaries, to the Company’s knowledge, have been or are currently under any internal or Governmental Authority review, investigation, inspection, or examination relating to their compliance with Anti-Corruption Laws, or have received any written notice or other communication from any Governmental Authority regarding a violation of, or failure to comply with, any Anti-Corruption Laws.

(e)            Since January 1, 2020, the Company and its Subsidiaries have not, to their knowledge, been and are not now under any administrative, civil, or criminal investigation, prosecution, or indictment, and neither the Company nor its Subsidiaries are party to any legal actions involving alleged false statements, false claims or other improprieties relating to their compliance with Anti-Corruption Laws.

(f)            Since January 1, 2020, the Company and its Subsidiaries have maintained an adequate system or systems of internal controls reasonably designed to ensure compliance with all Anti-Corruption Laws and prevent and detect violations of Anti-Corruption Laws.

(g)            Since January 1, 2020, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

3.19          Environmental Compliance and Conditions. Except as set forth in Section 3.19 of the Company Disclosure Letter, each of the Company and its Subsidiaries:

(a)            is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(b)            has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(c)            (i) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (A) asserts or alleges that it violated or is in violation of any Environmental Laws, (B) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the presence or Release of any Hazardous Substances, or (C) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the presence or Release of any Hazardous Substances, and (ii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law; and is not involved in any remediation, reclamation or other environmental operations outside the ordinary course of business and, to the knowledge of the Company there are no facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities with respect to the Company;

(d)            has not disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring remedial action issued by any Governmental Authority; (B) to the knowledge of the Company, proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring remedial action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Authority that creates the reasonable potential for any proceeding, action, or other claim against the Company or any of its Subsidiaries;

(e)            has not caused or permitted the Release of any Hazardous Substances on or to the Company Real Property in such a manner as: (A) would reasonably be expected to impose liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property; or (B) would be reasonably expected to result in imposition of a lien, charge or other encumbrance or the expropriation of the Company Real Property or any of the assets of the Company or any of its Subsidiaries;

(f)            has posted the full amount of any mine closure, reclamation, decommissioning, or rehabilitation financial assurance required by any Governmental Authority, Law and Permits; and

(g)            has completed all progressive mine reclamation, decommissioning and rehabilitation required by any Governmental Authority, applicable Laws and Permits,

except in each case as disclosed in the Company SEC Documents or where it would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect in respect of the Company.

3.20            Mineral Resources. The estimated indicated, measured and inferred mineral resources disclosed in the Company SEC Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by the Company to the SEC in connection with the preparation of such estimates was complete and accurate in all material respects at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral resources of the Company and its Subsidiaries, taken as a whole, from the amounts disclosed in the Company SEC Documents.

3.21            Operations. The business of the Company and its Subsidiaries consists of mineral exploration and all activities related thereto and none of the Company nor any of its Subsidiaries are engaged in any other business. There is no: (a) Contract, (b) Permits, or (c) arbitral award, judgment, injunction, constitutional ruling, order or decree, in each case, binding upon the Company or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of the Company or any of its Subsidiaries, any acquisition or disposition of property by the Company or any of its Subsidiaries, or the conduct of the business by the Company or any of its Subsidiaries as currently conducted, in each case, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. All exploration operations on the Company Real Property have been conducted in all material respects in accordance with reasonable and prudent international mining industry practices.

3.22            Employment and Labor Matters. The Company has made available a true and complete listing of all current Company employees and individual independent contractors who are engaged, either directly or through an entity wholly owned and operated by such independent contractor, including for each: (a) their work location; (b) date of hire or engagement; (c) annual base salary (or hourly wage rate, contract rate, or other method of compensation as applicable); (d) job title or description of services; and (e) employment or engagement status (e.g., as applicable, full-time or part-time employee, contractor, non-exempt or exempt classification under the Fair Labor Standards Act or similar applicable Laws). The Company is not a party to or bound by any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body (other than any statutorily mandated agreement in non-U.S. jurisdictions), and there are no such agreements which pertain to employees of the Company, concerning their employment by the Company, in existence or in negotiation. No employees of the Company are represented by a labor union, works council or other employee representative body (other than any statutorily mandated representation in non-U.S. jurisdictions) with respect to their employment by the Company. The Company has not experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past two (2) years. The Company will not incur any notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby. There are no, and since January 1, 2021, there have not been any Actions or any material disputes pending or threatened between the Company and any of its employees or independent contractors. To the Company’s knowledge, (i) there are no, and since January 1, 2021, there have not been any Actions or any material disputes pending or threatened by or before any Governmental Authority affecting the Company concerning employment matters and (ii) there is no current campaign being conducted to solicit cards from or otherwise organize employees of the Company or to authorize a labor union, works council or other employee representative body to request that the National Labor Relations Board (or any other Governmental Authority) certify or otherwise recognize such a body with respect to employees of the Company, and the Company has not been subject to an application by a labor union, works council or other employee representative body to be declared a common or related employer under labor relations legislation. Except as set forth on Section 3.22 of the Company Disclosure Letter, the Company is in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, civil and/or human rights, harassment, discrimination and/or retaliation in employment, reasonable accommodation, unfair competition, affirmative action, pay equity, employment equity, workers’ compensation, safety and health, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Law. To the Company’s knowledge, no allegation, complaint, charge or claim (formal or otherwise) of sexual or racial harassment, sexual assault, sexual or racial misconduct, sex/gender or racial discrimination or similar behavior (a “Misconduct Allegation”) has been made at any time since January 1, 2021 against any Person who is or was an officer, director, manager or supervisory-level employee of the Company in such person’s capacity as such or in any other capacity, nor are any Misconduct Allegations pending or threatened, nor is there any reasonable basis for such a Misconduct Allegation. Within the past three (3) years, the Company has not entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, or any Contract or provision similar to any of the foregoing relating directly or indirectly to any Misconduct Allegation against the Company or any person who is or was an officer, director, manager, employee or independent contractor of the Company. As of the date hereof, to the Company’s knowledge, no current executive, key employee or group of employees has given notice of termination of employment or otherwise disclosed plans to the Company or any of its Subsidiaries to terminate employment with the Company or any of its Subsidiaries within the next twelve (12) months.

3.23            Brokerage. Except as set forth in Section 3.23 of the Company Disclosure Letter, no Person will be entitled to, any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of the Company or any of its Subsidiaries. Parent has been given access to a true and correct copy of all Contracts entitling any person to any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of the Company, together with all amendments, waivers or other changes thereto.

3.24            Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and becomes effective under the Securities Act or (b) the Proxy Statement will, at the time the Proxy Statement is mailed to the Company Stockholders, or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by or to be supplied by Parent that is included or incorporated by reference in the Proxy Statement. The representations and warranties contained in this Section 3.24 will not apply to statements or omissions included in the Registration Statement or Proxy Statement upon information furnished to the Company in writing by Parent specifically for use therein.

3.25            Anti-Takeover Laws. The Company Board has taken all actions necessary to ensure that the restrictions applicable to a “business combination” (as defined in such Section 203 of the DGCL) are inapplicable to the execution, delivery and performance of this Agreement and any of the transactions and other agreements contemplated hereby. No Takeover Law applies or purports to apply to the Merger, this Agreement or any of the transactions or other agreements contemplated hereby.

3.26            Opinion. The Company Board has received the oral opinion of Cormark Securities Inc. (to be followed by delivery of a written opinion as of the date hereof), to the effect that, as of such date, and based upon and subject to the various assumptions, qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders of Company Shares (other than Parent and its Affiliates) pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Shares.

3.27            No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3 OF THIS AGREEMENT (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER), THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND THE COMPANY HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. IN CONNECTION WITH PARENT AND MERGER SUB’S INVESTIGATION OF THE COMPANY, EACH OF PARENT AND MERGER SUB HAS RECEIVED FROM OR ON BEHALF OF THE COMPANY CERTAIN PROJECTIONS, INCLUDING PROJECTED STATEMENTS OF OPERATING REVENUES AND INCOME FROM OPERATIONS OF THE COMPANY AND CERTAIN BUSINESS PLAN INFORMATION OF THE COMPANY. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO SUCH ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS AND FORECASTS).

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents filed or publicly available since January 1, 2021 through the third (3rd) Business Day prior to the date of this Agreement (other than any disclosure contained in such Parent SEC Documents under the heading “Risk Factor” or “Forward-Looking Statements” or sections of such reports, or that otherwise constitute risk factors or forward-looking statements), each of Parent and Merger Sub represents and warrants to the Company as follows:

4.01         Organization and Corporate Power.

(a)            Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Colorado, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Each of the Subsidiaries of Parent is a corporation or other entity duly organized and validly existing under the Laws of the jurisdiction of its incorporation or organization. Each of Parent and its Subsidiaries has all requisite corporate power and authority necessary to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b)            Each of Parent and its Subsidiaries has all authorizations, licenses and permits, necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and permits would not have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of its business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have an Parent Material Adverse Effect.

(c)            True and complete copies of the certificate of incorporation and bylaws of Parent and Merger Sub, as in effect as of the date hereof, have been heretofore made available to the Company.

4.02          Authorization; Valid and Binding Agreement. Subject to the adoption of this Agreement by the sole stockholder of Merger Sub, the execution, delivery and performance of this Agreement by Parent and Merger Sub and each other agreement, document, instrument or certificate contemplated hereby to be executed, delivered and performed by Parent and Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of Parent and Merger Sub, and no other corporate approvals on Parent’s or Merger Sub’s part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of the Company, this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar Laws affecting creditors’ rights or general principles of equity affecting the availability of specific performance and other equitable remedies.

4.03         Capital Stock.

(a)            The authorized capital stock of Parent consists of two hundred million (200,000,000) Parent Shares and ten million (10,000,000) shares of special preferred stock, no par value per share, of which, as of the Measurement Date, forty-nine million, four hundred eight thousand, seven hundred seventy-five (49,408,775) Parent Shares and zero (0) shares of special preferred stock were issued and outstanding.

(b)            All of the outstanding Parent Shares have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. All of the issued and outstanding Parent Shares were issued in compliance in all material respects with all applicable Laws concerning the issuance of securities. Except as disclosed in Parent’s latest Annual Report filed on Form 10-K for the fiscal year ended December 31, 2023, there are no outstanding (i) shares of capital stock or other equity interests or voting securities of Parent, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of Parent, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require Parent to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of Parent, (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to Parent or (v) bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of Parent may vote. No shares of capital stock of the Parent are held by any Subsidiary of the Parent.

4.04            No Breach. Except with respect to clauses (b) and (c) for any conflicts, violations, breaches, defaults or other occurrences that would not constitute an Parent Material Adverse Effect, the execution, delivery and performance of this Agreement by Parent, the consummation of the transactions contemplated hereby do not (a) conflict with or violate Parent’s or any of its Subsidiaries’ Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 4.05 have been obtained and all filings and obligations described in Section 4.05 have been made, conflict with or violate any Law, statute, rule or regulation or Order, judgment or decree to which Parent or its Subsidiaries or any of their properties or assets is subject, or (c) conflict with or result in any material breach of, constitute a material default under, result in a material violation of, give rise to a right of termination, cancellation or acceleration under, give rise to any penalties, repayment obligations, special assessments or additional payments under, result in the creation of any Lien upon any assets of Parent or any of its Subsidiaries, or require any authorization, consent, waiver, approval, filing, exemption or other action by or notice to any Governmental Authority or other third party, under the provisions of any material Contract to which the Parent or any of its Subsidiaries is a party.

4.05            Consents, etc. Except as may be required by (a) the Exchange Act, (b) the Securities Act, (c) U.S. state securities Laws, (d) NYSE, (e) the Colorado Corporations and Associations Act, (f) TSX and (g) the DGCL, in each case, which requirements have or will be made in connection with the transactions contemplated hereby, (i) none of Parent or any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby and (ii) no consent, approval or authorization of any Governmental Authority or any other party or Person is required to be obtained by Parent or any of its Subsidiaries in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except for those consents, approvals and authorizations the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have an Parent Material Adverse Effect.

4.06         SEC Reports; Disclosure Controls and Procedures.

(a)            Parent has filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated by reference therein) with the SEC required to be filed or furnished by Parent since January 1, 2022 (the “Parent SEC Documents”). As of their respective filing dates or, if amended prior to the date of this Agreement or superseded by a subsequent filing prior to the date hereof, as of the date of (and giving effect to) the last such amendment or superseding filing: (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), and the requirements of SOX, each as in effect on the date so filed or furnished, and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents, and, to the knowledge of Parent, none of the Parent SEC Documents is the subject of any outstanding SEC comment or investigation. No Subsidiary of Parent is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

(b)            The consolidated financial statements (including all related notes and schedules) of Parent and its consolidated Subsidiaries contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto as of their respective dates; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by Form 10-Q of the SEC or other rules and regulations of, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby.

(c)            Since the Balance Sheet Date, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) to the knowledge of Parent, no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, by Parent or any of its Subsidiaries or any of their officers, directors, employees or agents to any director or executive officer of Parent.

(d)            The Parent Shares are listed on the NYSE and TSX. Parent is in material compliance with the applicable listing and corporate governance rules and regulations of NYSE and TSX.

4.07            Litigation. There are no Actions pending, or to Parent’s knowledge, threatened, against Parent or any of its Subsidiaries, at law or in equity, or before or by any Governmental Authority, and Parent and its Subsidiaries are not subject to or in violation of any outstanding judgment, Order or decree of any court or Governmental Authority, in each case, that would, individually or in the aggregate, have an Parent Material Adverse Effect.

4.08          Absence of Certain Developments. Since the Balance Sheet Date, there has not been any Parent Material Adverse Effect.

4.09          Ownership of Company Common Stock. Other than six million, two hundred fifty thousand (6,250,000) shares of Company Common Stock beneficially owned by the Parent on the date hereof, neither Parent nor any of its Affiliates “owns” (as defined in Section 203(c)(9) of the DGCL) or has owned at any time during the period commencing three (3) years prior to the date hereof, any shares of Company Common Stock.

4.10            Brokerage. No Person will be entitled to, any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of Parent or any of its Subsidiaries. The Company has been given access to a true and correct copy of all Contracts entitling any person to any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of Parent, together with all amendments, waivers or other changes thereto.

4.11            Merger Sub. Merger Sub was organized solely for the purpose of entering into this Agreement and consummating the transactions contemplated hereby and has not engaged in any activities or business and has incurred no liabilities or obligations whatsoever, in each case other than those incident to its organization and the execution of this Agreement and the consummation of the transactions contemplated hereby.

4.12            No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 4 OF THIS AGREEMENT, PARENT MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND PARENT HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. IN CONNECTION WITH THE COMPANY’S INVESTIGATION OF PARENT. THE COMPANY HAS RECEIVED FROM OR ON BEHALF OF PARENT CERTAIN PROJECTIONS, INCLUDING PROJECTED STATEMENTS OF OPERATING REVENUES AND INCOME FROM OPERATIONS OF PARENT AND CERTAIN BUSINESS PLAN INFORMATION OF PARENT. PARENT MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO SUCH ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS AND FORECASTS).

ARTICLE 5
COVENANTS

5.01          Interim Operations of the Company.

(a)            Except (i) as set forth on Section 5.01(b) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted or required by this Agreement, (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), or (v) as reasonably taken in accordance with good mining practice to safeguard life or property, from the date hereof until the earlier of the Effective Time or the date this Agreement is validly terminated in accordance with ARTICLE 7 (the “Pre-Closing Period”), the Company and its Subsidiaries shall conduct the business and operations of the Company and its Subsidiaries, taken as a whole, in all material respects in the ordinary course of business, consistent with past practice.

(b)            Except (i) as set forth on Section 5.01(b) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted or required by this Agreement, (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), (v) as reasonably taken in accordance with good mining practice to safeguard life or property or (vi) for the taking of any COVID-19 Response, during the Pre-Closing Period, the Company shall not and shall not permit any of its Subsidiaries to:

(i)            (A) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or shares or (B) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Company Options with respect thereto except, in each case: (x) for the declaration and payment of dividends by a direct or indirect wholly owned Subsidiary of the Company solely to its parent or (y) in connection with intercompany purchases of capital stock or share capital among one or more of the Company and its Subsidiaries;

(ii)            (A) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of (1) any shares of beneficial interests, capital stock or other ownership interest in the Company or any of its Subsidiaries, (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest or (3) any rights, warrants or options to acquire or with respect to any such shares of beneficial interest, capital stock, ownership interest or convertible or exchangeable securities; or (B) take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan except, in each case of clause (A) or (B) hereof, (I) for issuances of Company Shares in respect of any exercise of the Company Options outstanding on the date hereof, (II) for the issuances of Company Shares in respect of any exercise of the Company Warrants in accordance with their terms as of the date hereof or (III) for transactions solely between or among the Company and its wholly owned Subsidiaries;

(iii)          except as required by a Company Plan, ordinary course welfare benefit plan changes at the end of a plan year or as otherwise required by applicable Law: (A) increase the compensation or other benefits payable or provided to any of the Company’s or any of its Subsidiaries’ officers, directors, independent contractors, leased personnel or, except in the ordinary course of business consistent with past practice (including as a result of promotions), employees; (B) enter into, materially amend or terminate any employment termination, change of control, severance, retention or other Contract with any current or former employee, independent contractor or leased personnel of the Company or any of its Subsidiaries (exclusive of (1) agreements entered into with any newly hired employees or replacements or as a result of promotions, in each case, consistent with past practice, or (2) employment agreements terminable on less than thirty (30) days’ notice without payment or penalty); (C) establish, adopt, enter into, materially amend or terminate any Company Plan for the benefit of any current or former officers, employees, independent contractors, leased personnel or any of their beneficiaries (exclusive of (1) agreements entered into with any newly hired employees or replacements or as a result of promotions, in each case, consistent with past practice, or (2) employment agreements terminable on less than thirty (30) days’ notice without payment or penalty) or (D) enter into or amend any collective bargaining agreement or other agreement with a union or labor organization;

(iv)         amend, or propose to amend, or permit the adoption of (A) any amendment to any of the Organizational Documents of the Company or (B) any of non-ministerial amendment to any of the Organizational Documents of its Subsidiaries;

(v)          effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(vi)         adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of the Company or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X;

(vii)        make any capital expenditures;

(viii)        acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person;

(ix)           (A) incur any Indebtedness for borrowed money or guarantee any such Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another Person, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for (1) intercompany transactions or arrangements among one or more of the Company and its Subsidiaries, (2) agreements or arrangements or borrowings incurred under the Company’s or any of its Subsidiaries’ existing credit facilities and (3) short-term Indebtedness incurred in the ordinary course of business consistent with past practice; (B) make any loans or advances to any other Person other than intercompany transactions or arrangements among one or more of the Company and its Subsidiaries or (C) make any capital contributions to, or investments in, any other Person, except for intercompany transactions or arrangements among one or more of the Company and its Subsidiaries;

(x)           enter into any Contract that would materially restrict, after the Effective Time, Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) with respect to engaging or competing in any line of business or in any geographic area;

(xi)          except in the ordinary course of business consistent with past practice, sell, transfer, assign, mortgage, encumber or otherwise dispose of any assets with a fair market value in excess of fifty thousand dollars ($50,000) in the aggregate;

(xii)          commence, pay, discharge, settle, compromise or satisfy any pending or threatened litigation, arbitration, proceedings or claims other than any monetary settlement entered in the ordinary course of business consistent with past practice in an amount less than fifty thousand dollars ($50,000) in any single instance or fifty thousand dollars ($50,000) in the aggregate;

(xiii)         change any of its financial or Tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xiv)         (A) make, change or revoke any Tax election with respect to the Company or any of its Subsidiaries, (B) file any amended Tax Return or claim for refund of Taxes with respect to the Company or any of its Subsidiaries, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) affecting any Tax Liability or refund of Taxes with respect to the Company or any of its Subsidiaries, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any Tax with respect to the Company or any of its Subsidiaries, (E) settle or compromise any material Tax Liability or refund of material Taxes with respect to the Company or any of its Subsidiaries or (F) take, prior to the Effective Time, any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code;

(xv)         waive, release or assign any rights or claims under, or renew (other than automatic renewals), modify or terminate (other than termination by natural expiration), any Company Material Contract (other than intercompany transactions, agreements or arrangements among one or more of the Company and its Subsidiaries), in any material respect in a manner which taken as a whole is adverse to the Company and its Subsidiaries or which could prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby past the Outside Date (or any extension thereof);

(xvi)       cease to maintain the insurance policies set forth on Section 3.16 of the Company Disclosure Letter and, prior to the expiration of any such policy, renew such policy on substantially similar terms to the extent available on commercially reasonable terms; or

(xvii)      agree or commit to take any of the actions described in clauses (i) through (xvi) of this Section 5.01(b).

5.02            Obligations of Merger Sub. Parent shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Immediately following the execution and delivery of this Agreement by each of the parties hereto, Parent shall duly execute and deliver a written consent in its capacity as the sole stockholder of Merger Sub duly adopting this Agreement and the transactions contemplated hereby in accordance with the DGCL and the Organizational Documents of Merger Sub.

5.03         Investigation.

(a)            The Company shall afford to Parent and its Representatives reasonable access during normal business hours, during the Pre-Closing Period, to the Company’s and its Subsidiaries’ personnel, facilities and properties, Contracts, commitments, books and records and any reports, schedules or other documents filed or received by it pursuant to the requirements of applicable Law and with such additional financing, operating and other data and information regarding it and its Subsidiaries, as may be reasonably requested in connection with their activities in order to facilitate the completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide the access or information contemplated by this Section 5.03 if it would (i) unreasonably disrupt the operations of such party or any of its Subsidiaries, (ii) cause a risk of a loss of privilege to such party or any of its Subsidiaries or (iii) constitute a violation of any applicable Law.

(b)            The Parties hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be deemed to be “Confidential Information”, as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement.

5.04         Proxy Statement; Registration Statement

(a)            As promptly as reasonably practicable after the execution of this Agreement (and no later than thirty (30) days after the date hereof), the Company (with the reasonable assistance and cooperation of Parent) shall prepare a proxy statement on Schedule 14A relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”) and file it in preliminary form with the SEC. Subject to Section 5.06, the Company Board shall make the Company Recommendation to the Company Stockholders and shall include such recommendation in the Proxy Statement. Parent shall provide to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC. The Company shall notify Parent promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. Each of the Company and Parent shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC, and the Company shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable after (i) the resolution of any such comments, and (ii) the Form S-4 is declared effective by the SEC. No filing of the Proxy Statement (or any amendment or supplement thereto) or any dissemination thereof to the Company Stockholders, or responding to any comments from the SEC with respect thereto, shall be made without providing Parent with a reasonable opportunity to review and to propose comments on such document or response, which the Company shall consider in good faith; provided, however, that this obligation shall not apply with respect to information relating to a Company Adverse Recommendation Change.

(b)            As soon as reasonably practicable following the execution of this Agreement (and no later than thirty (30) days after the date hereof), Parent (with the reasonable assistance and cooperation of the Company) shall prepare and file with the SEC (i) a registration statement on Form S-4 and (ii) a prospectus relating to the Parent Shares to be offered and sold pursuant to this Agreement and the Merger (such registration statement, together with the amendments and supplements thereto, the “Registration Statement”). Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the transactions contemplated by this Agreement, including the Merger. Parent shall use reasonable best efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of Parent Shares pursuant to this Agreement. No filing of, or amendment or supplement to, or material correspondence to the SEC or its staff with respect to, the Registration Statement shall be made by Parent without providing the Company a reasonable opportunity to review and comment thereon. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(c)            If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, is discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify such other Party, and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the Company Stockholders.

5.05         Company Stockholders’ Meeting.

(a)            The Company shall take any and all actions necessary in accordance with applicable Law and the Company’s Organizational Documents to duly give notice of, convene and hold a meeting of the Company Stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”), to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and the SEC confirms that it has no further comments on the Proxy Statement, subject to the Company’s right to terminate pursuant to Section 7.01(d)(ii). Subject to Sections 5.06(b) and 5.06(c), the Company shall, through the Company Board, recommend that the Company Stockholders adopt this Agreement and shall use reasonable best efforts to solicit from the Company Stockholders proxies in favor of the adoption of this Agreement and to take all other actions necessary or advisable to secure the Company Stockholder Approval. Subject to Sections 5.06(b) and 5.06(c) and the remainder of this Section 5.05(a), the Company may only postpone or adjourn the Company Stockholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval, (ii) for the absence of a quorum and/or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Stockholders’ Meeting; provided that without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (A) no single such adjournment or postponement pursuant to clauses (i), (ii) or (iii) shall be for more than ten (10) Business Days, except as may be required by applicable Law and (B) all such adjournments and postponements together shall not cause the date of the Company Stockholders’ Meeting to be less than five (5) Business Days prior to the Outside Date. Subject to Sections 5.06(b) and 5.06(c), the Company may and shall postpone or adjourn the Company Stockholders’ Meeting up to two (2) times for up to ten (10) Business Days each time upon the reasonable request of Parent. The Company shall use reasonable efforts to, on a daily basis during the ten (10) Business Days prior to the date of the Company Stockholders’ Meeting, advise Parent as to the aggregate number of Company Shares entitled to vote at the Company Stockholders’ Meeting for which proxies have been received by the Company with respect to the Company Stockholder Approval and the number of such proxies authorizing the holder thereof to vote in favor of the Company Stockholder Approval.

(b)            Except with the prior written consent of Parent, the only matters to be voted upon at the Company Stockholders’ Meeting are (i) adoption of this Agreement, in the case of the Company Stockholders’ Meeting, (ii) any adjournment or postponement of the Company Stockholders’ Meeting and/or (iii) any other matters that are expressly required to be voted upon at such Company Stockholders’ Meeting by applicable Law. Parent shall cause all Company Shares beneficially owned by Parent to be voted in favor of all matters to be voted upon at the Company Stockholders’ Meeting.

5.06         Non-Solicitation.

(a)            The Company agrees that, except as expressly contemplated by this Section 5.06, the Company shall and shall cause each of its Subsidiaries and their respective Representatives to, (i) immediately cease any solicitation, encouragement, discussions or negotiations of or with any Persons that may be ongoing with respect to an Acquisition Proposal and (ii) during the period from the date of this Agreement through the earlier of the Closing and the termination of this Agreement, not, directly or indirectly (A) initiate, encourage, seek or solicit, or take any action to knowingly facilitate (including by way of furnishing non-public information), directly or indirectly, any inquiries or the making or submission of any proposal that constitutes an Acquisition Proposal; (B) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to any Person or group of Persons (or any of their Affiliates or Representatives) that has made an Acquisition Proposal with respect to the Company or (C) approve or recommend, make any public statement approving or recommending, or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement, with respect to an Acquisition Proposal with respect to the Company (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.06). Promptly following the execution of this Agreement, the Company shall, to the extent it had not previously done so prior to the date of this Agreement, immediately discontinue access by any Person or group of Persons, and any of their Affiliates (other than Parent and its Affiliates), to any data room (virtual or otherwise) established by the Company or its Representatives for such purpose. Within ten (10) Business Days from the date hereof, the Company shall request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements with the Company or any Subsidiary thereof entered into during the twelve (12) months preceding the date of this Agreement relating to an Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Company Stockholder Approval, the Company and the Company Board may take any actions described in clause (ii)(B) of this Section 5.06(a) with respect to a third party if (A) the Company receives a bona fide written Acquisition Proposal with respect to the Company from such third party (and such Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or facilitated in violation of this Section 5.06) and (B) after consultation with the Company’s financial advisors and outside legal counsel, the Company Board determines in good faith that such proposal is or could reasonably be expected to lead to, a Superior Proposal with respect to the Company, provided that, the Company may deliver non-public information to such third party only pursuant to an Acceptable Confidentiality Agreement and so long as it sends a copy of such Acceptable Confidentiality Agreement and any information with respect to the Company and its Subsidiaries that is provided to such third party pursuant to this sentence to Parent to the extent such information was not previously provided to Parent and its Representatives. Nothing contained in this Section 5.06 shall prohibit the Company or the Company Board from (1) taking and disclosing to the Company Stockholders a position with respect to an Acquisition Proposal with respect to the Company pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, if after consultation with outside legal counsel to the Company Board, the Company Board subsequently determines in good faith that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to the Company Stockholders or (2) directing any Person (or the Representatives of that Person) who makes an Acquisition Proposal regarding the Company to the provisions of this Section 5.06, provided that this sentence shall not permit the Company Board to make a Company Adverse Recommendation Change, except to the extent permitted by Section 5.06(b) or Section 5.06(c). Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 5.06(a) by any of the Company’s or its Subsidiaries’ respective Representatives shall be deemed to be a breach of this Section 5.06(a) by the Company.

(b)            Neither the Company Board nor any committee thereof shall directly or indirectly (x)(i) withdraw (or amend, qualify or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to Parent or Merger Sub), the approval, recommendation or declaration of advisability by the Company Board or any such committee of the transactions contemplated by this Agreement, (ii) propose publicly to recommend, adopt or approve any Acquisition Proposal with respect to the Company, (iii) fail to publicly reaffirm or re-publish the Company Recommendation within ten (10) Business Days of being requested by Parent to do so (or if earlier, at least two (2) Business Days prior to the Company Stockholders’ Meeting), or (iv) fail to send to the Company Stockholders, within ten (10) Business Days after the commencement of a tender or exchange offer relating to Company Shares (or if earlier, at least two (2) Business Days prior to the Company Stockholders’ Meeting), a statement disclosing that the Company recommends rejection of such tender or exchange offer and reaffirming the Company Recommendation (any action described in this sentence being referred to as a “Company Adverse Recommendation Change”) or (y) authorize, cause or permit the Company or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, amalgamation agreement or other similar agreement related to any Acquisition Proposal, other than any Acceptable Confidentiality Agreement pursuant to Section 5.06(a) (“Company Acquisition Agreement”) For the avoidance of doubt, a change of the Company Recommendation to “neutral” is a Company Adverse Recommendation Change. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, and subject to the Company’s compliance at all times with the provisions of this Section 5.06 and Section 5.05, in response to a Superior Proposal with respect to the Company that has not been withdrawn and did not result from a breach of Section 5.06(a), the Company Board may make a Company Adverse Recommendation Change; provided, however, that unless the Company Stockholders’ Meeting is scheduled to occur within the next ten (10) Business Days, the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change in response to a Superior Proposal with respect to the Company (x) until four (4) Business Days after the Company provides written notice to Parent advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person or group of Persons making such Superior Proposal and including copies of all material documents pertaining to such Superior Proposal; (y) if during such four (4) Business Day period (it being understood and agreed that any change to the financial or other material terms and conditions of a Superior Proposal shall require an additional notice to Parent of two (2) Business Days running from the date of such notice), Parent irrevocably proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Company Board determines in good faith, after good faith negotiations between the Company and Parent (if such negotiations are requested by Parent) during such four (4) Business Day period (after and taking into account all financial, legal and regulatory terms and conditions of such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal and the Superior Proposal) that such alternative transaction proposal is not at least as favorable to the Company and the Company Stockholders as the Superior Proposal and (z) unless the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the failure to make a Company Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties to the Company Stockholders.

(c)            Notwithstanding the first sentence of Section 5.06(b), at any time prior to obtaining the Company Stockholder Approval, in connection with any Intervening Event, the Company Board may make a Company Adverse Recommendation Change, after the Company Board (i) determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make such Company Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties to the Company Stockholders under applicable Laws, (ii) determines in good faith that the reasons for making such Company Adverse Recommendation Change are independent of and unrelated to any pending Acquisition Proposal with respect to the Company and (iii) provides written notice to Parent (a “Company Notice of Change”) advising Parent that the Company Board is contemplating making a Company Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that, unless the Company Stockholders’ Meeting is scheduled to occur within the next four (4) Business Days, (x) the Company Board may not make such Company Adverse Recommendation Change until the fourth (4th) Business Day after receipt by Parent of a Company Notice of Change and (y) during such fourth (4th) Business Day period, at the request of Parent, the Company shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Company Board not to make such Company Adverse Recommendation Change, consistent with its fiduciary duties.

(d)            The Parties agree that in addition to the obligations of the Company and Parent set forth in paragraphs (a) through (d) of this Section 5.06, as promptly as practicable after receipt thereof (and in any event, within one (1) Business Day), the Company or Parent, as applicable, shall advise Parent or the Company, respectively, in writing of any request for information or any Acquisition Proposal with respect to such party received from any Person or group of Persons, or any inquiry, discussions or negotiations with respect to any Acquisition Proposal with respect to such party, and the terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and the Company or Parent, as applicable, shall promptly (and in any event, within one (1) Business Day) provide to Parent or the Company, respectively, copies of any written materials received by the Company or Parent, as applicable, in connection with any of the foregoing and the identity of the Person or group of Persons making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of the Company and Parent agrees that it shall simultaneously provide to the other any non-public information concerning itself or its Subsidiaries provided to any other Person or group of Persons in connection with any Acquisition Proposal which was not previously provided to the other. the Company and Parent shall keep Parent and the Company, respectively, reasonably informed of the status of any Acquisition Proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of the Company and Parent agrees not to release, or permit any of its Affiliates to release, any Person from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party or fail to enforce, to the fullest extent permitted under applicable Law, any such standstill or similar agreement to which it is a party; provided, however, that, if either the Company Board or Parent Board determines in good faith after consultation with the Company’s or Parent’s outside legal counsel, as applicable, that the failure to waive (or amend or modify) a particular standstill provision, or other provision with similar effect, could reasonably be expected to be a breach of its directors’ fiduciary duties under applicable Law, the Company or Parent, as the case may be, may, with prior written notice to the other party, waive (or amend or modify) such standstill provision, or other provision with similar effect, solely to the extent necessary to permit the applicable Person (if it has not been solicited in violation of this Section 5.06) to make an Acquisition Proposal.

5.07         Regulatory Approvals; Additional Agreements.

(a)            Each of Parent and the Company shall use reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to carry out the intent and purposes of this Agreement and to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing and upon the terms subject to the conditions of this Agreement, each Party shall use reasonable best efforts to (i) cooperate with the other Party, execute and deliver such further documents, certificates, agreements and instruments and take such other actions as may be reasonably requested by the other Party to evidence or reflect the transactions contemplated by this Agreement (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) to give all notices required to be made and given by such party in connection with the transactions contemplated by this Agreement and (iii) to obtain each approval, consent, ratification, permission and waiver of authorization required to be obtained from a Governmental Authority or a counterparty to any material Contract; provided that, notwithstanding anything to the contrary contained in this Agreement, in no event shall (A) the Company or Parent or any of their respective Subsidiaries be required to pay any fee, penalty or other consideration to any third party for any approval, consent, ratification, permission or waiver of authorization required to be obtained from parties to any material Contracts or (B) the receipt of any such approval, consent, ratification, permission or waiver of authorization required to be obtained from parties to any material Contracts be a condition to any party’s obligations hereunder.

(b)            Each of the Company and Parent shall (i) give the other Party prompt notice of the commencement or written threat of commencement of any legal proceeding by or before any Governmental Authority with respect to the transactions contemplated by this Agreement, (ii) keep the other Party informed as to the status of any such legal proceeding or threat and (iii) reasonably cooperate with each other and use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(c)            Notwithstanding anything to the contrary contained in this Agreement, Parent, by itself or on behalf of any of its Subsidiaries or Affiliates, shall not be required to divest, sell, dispose of, or license or offer or agree to divest, sell, dispose of, or license any assets, businesses, rights or operations, whether of Parent (and any of its Subsidiaries or Affiliates) or of the Company (and any of its Subsidiaries or Affiliates).

5.08         Employee and Labor Matters.

(a)            From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume, honor and continue during the Continuation Period or later if necessary to satisfy all obligations thereunder outstanding at the Effective Time, all of the employment, severance, retention, termination and change-in-control plans, policies, programs, agreements and arrangements maintained by the Company or any of its Subsidiaries, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated hereby (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Laws or consented to in writing by all affected employees.

(b)            With respect to all employee benefit plans of the Surviving Corporation and its Subsidiaries and Affiliates, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any paid time off and severance plans), each Company employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Corporation or any of its Subsidiaries (or in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors and assigns); provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(c)            Parent shall, or shall cause the Surviving Corporation to take commercially reasonable measures to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Corporation or any of its Subsidiaries or Affiliates in which Company employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Corporation to, recognize the dollar amount of all co-payments, deductibles, out of pocket maximums and similar expenses incurred by each Company employee (and his or her eligible dependents) during the plan year in which the Effective Time occurs for purposes of satisfying such plan year’s deductible, co-payment out of pocket and other similar limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(d)            If requested by Parent in writing delivered to the Company not less than five (5) days prior to the Effective Time, the Company shall cause the board of directors (or equivalent governing body, or the appropriate committee thereof) of the applicable member that sponsors any Company Plans that includes a “qualified cash or deferred arrangement” as defined in Section 401(k)(2) of the Code (the “Company 401(k) Plan”) to adopt resolutions and take such corporate action as is reasonably necessary to terminate the Company 401(k) Plan, effective as of the day immediately preceding the Effective Time and contingent upon the occurrence of the Closing. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Company 401(k) Plan has been terminated contingent upon the occurrence of Closing (the form and substance of which approval shall be subject to review and approval by Parent, which shall not be unreasonably withheld, conditioned or delayed) not later than the Business Day immediately preceding the Closing Date.

(e)            Nothing in this Agreement shall be construed to confer on any Person, other than the Parties, their successors and permitted assigns, any right to enforce the provisions of this Section 5.08 or be construed as an amendment or waiver of any provision of any Company Plan or any employee benefit plan maintained by the Company, Parent or their respective Affiliates. In addition, nothing expressed or implied in this Section 5.08 shall confer upon any of the employees of the Company, Parent or their respective Subsidiaries or any other Person any additional rights or remedies, including any additional right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement.

5.09         Indemnification of Officers and Directors.

(a)            Parent agrees that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company (the “Indemnified Parties”) as provided in the Company’s Certificate of Incorporation (as amended), the Company’s Bylaws (as amended), or any indemnification Contract between such directors or officers and the Company (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Parent prior to, the date of this Agreement) shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Company’s Certificate of Incorporation (as amended), and the Company’s Bylaws (as amended), as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided, however, that all rights to indemnification with respect to any claim made for indemnification within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall guarantee and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.09.

(b)            Prior to or at the Effective Time, the Company shall purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided, however, that the Company shall not pay or agree to pay, and the Surviving Corporation shall not be required to pay, in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy. Should the Company be unable to purchase a six (6)-year tail policy for fiduciary liability, the Company shall purchase the longest tail period available, which shall be deemed to satisfy this Section 5.09(b).

(c)            The covenants contained in this Section 5.09 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such person is entitled, whether pursuant to applicable Law, Contract or otherwise.

(d)            If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.09.

5.10         Public Disclosure. Parent and the Company shall each prepare an initial press release relating to this Agreement, in form and substance acceptable to the other Party, and thereafter Parent and the Company shall consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the other transactions contemplated hereby; provided, however, that subject to compliance by the Parties in all respects with the terms of Section 5.06 of this Agreement, no such opportunity to review and comment shall be required in connection with a Company Adverse Recommendation Change (or any responses thereto). No provision of this Agreement shall prohibit either the Company or Parent from issuing any press release or public statement in the event of a Company Adverse Recommendation Change in compliance in all respects with the terms of Section 5.06 of this Agreement.

5.11         Notification of Certain Matters; Shareholder Litigation. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, Parent shall give prompt written notice to the Company, and the Company shall give prompt written notice to Parent, of any Actions commenced or, to such Party’s knowledge, threatened against such Party that relates to this Agreement, the Voting and Support Agreement, or the transactions contemplated hereby or thereby. Prior to the Effective Time, subject to applicable Laws, each Party shall give the other Party the opportunity to participate, at such other Party’s sole cost and expense, in the defense and settlement of any litigation by any stockholders of either Party against either Party or its directors relating to this Agreement or the transactions contemplated hereby, and no such settlement shall be agreed to without such other Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided that, for purposes of this Section 5.11, the term “participate” means that each Party shall (a) keep the other apprised on a current basis of any material development (including promptly furnishing the other with copies of communications received or documents filed), (b) consult and cooperate with each other in connection with proposed strategy, material actions and significant decisions and jointly prepare and comment on any filings, notifications, communications, submissions or other materials and (c) give each other the opportunity to attend and participate in any external meetings (whether in-person or otherwise), telephone or video calls other conferences in connection with such Action.

5.12         NYSE Listing; Delisting, De-quotation and De-Registration.

(a)            Parent shall, in accordance with the requirements of NYSE and TSX, file with NYSE and TSX an application for listing additional shares covering the Parent Shares and use commercially reasonable efforts to cause the Parent Shares to be issued to the Company Stockholders pursuant to this Agreement (including, for the avoidance of doubt, Parent Shares issuable with respect to the Company Warrants), to be listed on the NYSE and TSX, subject to official notice of issuance.

(b)            Each of the Company and Parent shall cooperate with the other Party in taking, or causing to be taken, all actions necessary to delist the Company Shares from the TSXV, to cause the Company Shares to cease to be quoted on the OTCQB, for the Company Common Stock to be deregistered under the Exchange Act and for the Company to cease to be a reporting issuer under Canadian Securities Laws in each Canadian Jurisdiction in which it is a reporting issuer, in each case, as promptly as practicable following the Effective Time (including, if requested by Parent, such items as may be necessary to delist and cease quotation of the Company Shares at the Effective Time).

5.13         Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated by this Agreement, each of Parent and Company shall, and shall use reasonable best efforts to cause the members of its board of directors to, to the extent permissible under applicable Law, grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable following the date hereof, and in any event prior to the Outside Date, on the terms and conditions contemplated hereby and otherwise, and to the extent permissible under applicable Law, take such actions as are necessary to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

5.14         Section 16. Parent shall, prior to the Effective Time, cause the Parent Board to approve the issuance of Parent Shares in connection with the Merger with respect to any employees of the Company who, as a result of their relationship with Parent as of or following the Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Effective Time, the Company shall cause the Company Board to approve the disposition of the Company equity securities (including derivative securities) in connection with the Merger by those directors and officers of the Company subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

5.15         Tax Matters.

(a)            None of the Parties shall (and each Party shall cause its respective Subsidiaries not to) take any action (or knowingly fail to take any action) which action (or failure to act) would or would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties shall treat, for U.S. federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and no Party shall take any position for Tax purposes inconsistent therewith.

(b)            From and after the date of this Agreement and until the Closing, Parent, on the one hand, and the Company, on the other hand, shall cooperate with each other and each shall use its reasonable best efforts to obtain: (i) in the case of Parent, a written opinion, in form and substance reasonably satisfactory to Parent, of Hogan Lovells US LLP (“Parent Tax Counsel”); and (ii) in the case of the Company, a written opinion, in form and substance reasonably satisfactory to the Company, of Davis Graham & Stubbs, LLP (or other nationally recognized tax counsel reasonably acceptable to the Company) (“Company Tax Counsel”) (each such opinion referred to in clauses (i) and (ii), a “Merger Tax Opinion”). Each Merger Tax Opinion shall be dated as of the Closing Date, and (a) be to the effect that, on the basis of customary representations, assumptions and undertakings set forth or referred to in such opinion and in the related Merger Tax Representation Letters, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) will address any supplemental matter reasonably requested by both Parent and the Company to be included in such opinion. Each of Parent, the Company, and Merger Sub shall deliver to Parent Tax Counsel and Company Tax Counsel for purposes of the Merger Tax Opinions a representation letter dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by Parent Tax Counsel and Company Tax Counsel in connection with the filing of the registration statement or its exhibits) containing customary representations, assumptions and undertakings, reasonably satisfactory in form and substance to Parent Tax Counsel and Company Tax Counsel (the “Merger Tax Representation Letters”). Parent will promptly notify the Company if, before the Closing, (i) it knows or has reason to believe that Parent is no longer able to obtain the Merger Tax Opinion from Parent Tax Counsel, or (ii) the terms of this Agreement would need to be amended in order to facilitate receipt of such opinion. the Company will promptly notify Parent if, before the Closing, (A) it knows or has reason to believe that the Company is no longer able to obtain the Merger Tax Opinion from Company Tax Counsel, or (B) the terms of this Agreement would need to be amended in order to facilitate receipt of such opinion.

5.16         No Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s operations or give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

5.17         Notice of Certain Events. During the Pre-Closing Period, subject to applicable Law, the Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly upon learning of any change, occurrence, effect, condition, fact, event or circumstance that causes or is reasonably likely to cause or constitute: (a) a material breach of any of its representations, warranties, or covenants contained herein, or (b) the failure of any of the conditions set forth in ARTICLE 6 of this Agreement to be satisfied; provided that, any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 5.17 or the failure of any condition set forth in Article 6 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in ARTICLE 6 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 5.17 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

ARTICLE 6
CONDITIONS TO CLOSING

6.01         Conditions to All Parties’ Obligations. The obligations of Parent and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or to the extent permitted by law, waiver by Parent and the Company), at or prior to the Closing, of the following conditions:

(a)            the Company Stockholder Approval shall have been attained;

(b)            the Registration Statement shall have become effective under the Securities Act and shall remain in effect, and shall not be the subject of any stop order or any Action by the SEC seeking a stop order;

(c)            no Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement, and no applicable Law shall have been enacted or promulgated after the date of this Agreement, in each case, that (whether temporary or permanent) is then in effect and has the effect of enjoining or otherwise prohibiting the consummation of the Merger; and

(d)            Parent shall have filed with NYSE and TSX the application for listing of additional shares with respect to the Parent Shares issued or issuable pursuant to this Agreement (including the Parent Shares issuable upon exercise of the Company Warrants), and such Parent Shares shall have been approved and authorized for listing on NYSE and TSX.

6.02         Conditions to Parent’s and Merger Sub’s Obligations. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of the following conditions:

(a)            (i) the representations and warranties contained in Section 3.01(a), Section 3.02, Section 3.23 and Section 3.25 shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all material respects as of such date), (ii) the representations and warranties contained in Section 3.03 shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all respects as of such date), except where a failure of such representations and warranties to be true or correct is de minimis in nature, (iii) the representations and warranties contained in Section 3.09(a) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date and (iv) the representations and warranties contained in ARTICLE 3 of this Agreement (other than those contained in the sections set forth in the preceding clauses (i), (ii) and (iii)) shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct in all respects as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b)            the Company shall have performed in all material respects all of the covenants and agreements under this Agreement that are required to be performed by or complied with at or prior to the Closing Date;

(c)            since the date of this Agreement, there shall not have been or occurred any Company Material Adverse Effect; and

(d)            the Company shall have delivered to Parent a certificate of Company executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions in Sections 6.02(a), (b) and (c) have been satisfied.

6.03            Conditions to Company’s Obligations. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of the following conditions:

(a)            (i) the representations and warranties contained in Section 4.01(a), Section 4.02 and Section 4.10 shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all material respects as of such date), (ii) the representations and warranties contained in Section 4.03 shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all respects as of such date), except where a failure of such representations and warranties to be true or correct is de minimis in nature and (iii) the representations and warranties contained in ARTICLE 4 of this Agreement (other than those contained in the sections set forth in the preceding clauses (i), (ii) and (iii)) shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct in all respects as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, an Parent Material Adverse Effect;

(b)            each of Parent and Merger Sub shall have performed in all material respects all of its respective covenants and agreements under this Agreement that are required to be performed by or complied with at or prior to the Closing Date;

(c)            since the date of this Agreement, there shall not have been or occurred any Parent Material Adverse Effect; and

(d)            Parent shall have delivered to the Company a certificate of Parent executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions in Sections 6.03(a), (b) and (c) have been satisfied.

ARTICLE 7
TERMINATION

7.01         Termination. This Agreement may be terminated and the transactions contemplated hereby, including the Merger, may be abandoned at any time prior to the Effective Time (notwithstanding the obtaining of Company Stockholder Approval):

(a)            by the mutual written consent of Company and Parent, duly authorized by each of the Company Board and the Parent Board;

(b)            by either of Company or Parent:

(i)            if the Merger shall not have been consummated on or prior to October 13, 2024 (as such date may be extended pursuant to the first proviso of this Section 7.01(b)(i), the “Outside Date”); provided, however, that if on such date the condition precedent to the consummation of the Merger set forth in Section 6.01(b) shall not have been satisfied but all other conditions precedent to the consummation of the Merger have been satisfied (or, in the case of conditions that by their terms are to be satisfied at the Closing, are capable of being satisfied on that date), then the Outside Date shall automatically be extended to November 12, 2024; provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any Party if the breach by such Party of its representations and warranties set forth in this Agreement or the failure of such Party to perform any of its obligations under this Agreement, has been a principal cause of or resulted in the failure of the Merger to be consummated on or prior to the Outside Date (it being understood that Parent and Merger Sub shall be deemed a single Party for purposes of the foregoing proviso);

(ii)           if any Order having the effect set forth in Section 6.01(c) shall be in effect and shall have become final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have performed in all material respects its obligations under this Agreement and used reasonable best efforts to prevent the entry of and to remove such Order in accordance with its obligations under this Agreement; or

(iii)          if Company Stockholder Approval shall not have been obtained following a vote thereon having been taken at the Company Stockholders’ Meeting;

(c)            by Parent:

(i)            if the Company shall have breached any of its representations or warranties or failed to perform any of its obligations or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) is not reasonably capable of being cured prior to the Outside Date, or if reasonably capable of being cured, shall not have commenced to have been cured within thirty (30) days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination (or in any event has not been cured by the Outside Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, obligations or agreements hereunder; or

(ii)            prior to receipt of the Company Stockholder Approval, if the Company Board shall have effected a Company Adverse Recommendation Change;

(d)            by the Company:

(i)            if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its obligations or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is not reasonably capable of being cured prior to the Outside Date, or if reasonably capable of being cured, shall not have commenced to have been cured within thirty (30) days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i)  and the basis for such termination (or in any event has not been cured by the Outside Date); provided that Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in material breach of any of its representations, warranties, obligations or agreements hereunder; or

(ii)            prior to receipt of the Company Stockholder Approval, in connection with entering into a Company Acquisition Agreement providing for a Superior Proposal; provided that, prior to or concurrently with such termination, the Company pays the amounts due under Section 7.03 in accordance with the terms thereof.

7.02         Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01 of this Agreement, this Agreement shall be of no further force or effect; provided, however, that (a) Section 5.03(b), this Section 7.02, Section 7.03 and ARTICLE 8 of this Agreement shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any Party from any liability or damages for any Intentional and Material Breach or Fraud. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

7.03         Termination Fee.

(a)            In the event that this Agreement is terminated (A) by Parent pursuant to Section 7.01(c)(ii) or (B) by the Company pursuant to Section 7.01(d)(ii), then the Company shall pay Parent, as liquidated damages and not as a penalty, the Company Termination Fee. If the Company Termination Fee is payable pursuant to clause (A) of the preceding sentence, the Company Termination Fee shall be paid within four (4) Business Days after the date of such termination and if the Company Termination Fee is payable pursuant to clause (B) of the preceding sentence, the Company Termination Fee shall be paid on the date of such termination, in each case, by wire transfer of immediately available funds to an account designated by Parent in writing (it being understood that in no event shall the Company be required to pay the Company Termination Fee more than once).

(b)            If this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(iii) and (A) at any time after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or publicly made known to the Company Board or the Company Stockholders and not withdrawn prior to such termination and (B) within twelve (12) months of such termination, the Company either consummates an Acquisition Proposal or enters into a definitive agreement to consummate an Acquisition Proposal and the Company thereafter consummates such Acquisition Proposal (whether or not within such twelve (12) month period), then the Company shall pay Parent, as liquidated damages and not as a penalty, the Company Termination Fee; provided that for purposes of this Section 7.03(b), the references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%).” If the Company Termination Fee is payable, the Company Termination Fee shall be paid upon the consummation of such Acquisition Proposal by wire transfer of immediately available funds to an account designated by Parent in writing (it being understood that in no event shall the Company be required to pay the Company Termination Fee more than once).

(c)            In the event that Parent or its designee shall receive full payment pursuant to either Section 7.03(a) or Section 7.03(b), the receipt of the applicable Company Termination Fee shall be the sole and exclusive remedy for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any Action against the Company or any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination.

(d)            The Parties acknowledge that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Company nor Parent would enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 7.03, and, in order to obtain such payment, the Parent commences a suit which results in a judgment against the Company for any payments set forth in this Section 7.03, the Company shall pay to the Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the Company Termination Fee from the date payment was required to be made until the date of such payment at the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made. If this Agreement is terminated pursuant to a provision that calls for a payment to be made under this Section 7.03, it shall not be a defense to either Party’s obligation to pay hereunder that this Agreement could have been terminated under a different provision or could have been terminated at an earlier or later time.

ARTICLE 8
MISCELLANEOUS

8.01         No Survival. None of the representations, warranties, covenants or agreements contained in this Agreement or in any certificate, document or instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

8.02         Expenses. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall each pay its own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement (whether consummated or not).

8.03         Amendment. At any time prior to the Effective Time, any provision of this Agreement may be amended (whether before or after the receipt of Company Stockholder Approval) if, and only if, such amendment or waiver is in writing and signed by Parent, the Company and Merger Sub; provided, however, that after the receipt of the Company Stockholder Approval, no amendment shall be made which by applicable Laws or the rules of NYSE, TSX or TSXV requires further approval of the Company Stockholders or Parent Stockholders without the further approval of such stockholders.

8.04         Waiver.

(a)            No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)            No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.05         Entire Agreement. This Agreement, including the exhibits and schedules hereto and the Company Disclosure Letter, the Voting and Support Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the Parties hereto with respect to the subject matter hereof and thereof.

8.06         Governing Law; Jurisdiction.

(a)            This Agreement and all Actions (whether arising based on contract, tort or statute) arising out of, relating to, or in connection with this Agreement or the actions of any of the Parties hereto in the negotiation, administration, performance or enforcement hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Delaware.

(b)            The Parties agree that the appropriate, exclusive and convenient forum (the “Forum”) for any disputes among any of the Parties arising out of or related to this Agreement or the transactions contemplated by this Agreement shall be the Court of Chancery in the State of Delaware, except where such court lacks subject matter jurisdiction. In such event, the Forum shall be the United States District Court for the District of Delaware or, in the event such federal district court lacks subject matter jurisdiction, then the Superior Court in the State of Delaware. The Parties irrevocably submit to the jurisdiction of such courts solely in respect of any disputes between them arising out of or related to this Agreement or the transactions contemplated by this Agreement. The Parties further agree that no Party shall bring suit with respect to any disputes arising out of or related to this Agreement or the transactions contemplated by this Agreement in any court or jurisdiction other than the above specified courts. Notwithstanding the foregoing, nothing in this Section 8.06 shall limit the rights of any Party to obtain execution of a judgment of any of the above specified courts in any other jurisdiction outside of those specified in this Section 8.06, and the Parties further agree, to the extent permitted by Law, that a final and non-appealable judgment against any Party in any action, suit or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the U.S. by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(c)            To the extent that any Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such Party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of each court described in Section 8.06(b).

8.07         Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.07.

8.08         Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any Party hereto without the prior written consent of all other Parties hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.

8.09         No Third-Party Beneficiaries. Except for (a) the right of the holders of Company Shares to receive the Merger Consideration, (b) the right of holders of Company Warrants to receive the Rollover Warrant, and (c) the right of the Indemnified Parties to enforce the provisions of Section 5.09 following the Effective Time, Parent, Company and Merger Sub agree that (i) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and (ii) this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

8.10         Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when received by the recipient if sent by a reputable national overnight air courier service, (c) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient the third; provided that the sender does not receive a written notification of delivery failure. Notices, demands and other communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to Parent or Merger Sub prior to the Closing Date:

McEwen Mining Inc.

150 King Street West

Suite 2800

Toronto, ON M5H 1J9

Attention:   General Counsel

Email:           notices@mcewenmining.com

with copies (which shall not constitute notice) to:

Hogan Lovells US LLP

1601 Wewatta Street, Suite 900

Denver, CO 80202

Attention:    George A. Hagerty

Email:           george.hagerty@hoganlovells.com

and to:

Hogan Lovells US LLP

390 Madison Ave

New York, NY 10017

Attention:    Richard Aftanas

Email:           richard.aftanas@hoganlovells.com

Notices to the Company:

Timberline Resources Corporation

9030 North Hess Street, Suite 161

Hayden, ID 83835

Attention:    Patrick Highsmith

Email:           highsmith@timberline-resources.com

with a copy (which shall not constitute notice) to:

Davis Graham and Stubbs LLP

1550 17th Street, Suite 500

Denver, CO 80202

Attention:    Brian Boonstra

Email:           brian.boonstra@dgslaw.com

8.11         Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, and only in such situation, without invalidating the remainder of such provision or the remaining provisions of this Agreement (or in any other situations), and the Parties shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the Parties to the maximum extent permitted by applicable Law.

8.12         Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company, Parent or Merger Sub in accordance with their specific terms or were otherwise breached by the Company, Parent or Merger Sub. It is accordingly agreed that (a) the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub and to enforce specifically the terms and provisions hereof, in each case, without proof of actual damages, against Parent or Merger Sub in any court having jurisdiction, this being in addition to any other remedy to which the Company is entitled at law or in equity, without posting any bond or other undertaking, and (b) Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Company and to enforce specifically the terms and provisions hereof, in each case, without proof of actual damages, against the Company in any court having jurisdiction, this being in addition to any other remedy to which Parent or Merger Sub is entitled at law or in equity, without posting any bond or other undertaking; provided however, that Parent and Merger Sub shall not be entitled to specific performance or other equitable remedy if this Agreement is validly terminated by the Company and the Company Termination Fee is paid in accordance with Section 7.03. The Parties acknowledge that the agreements contained in this Section 8.12 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither the Company nor Parent would enter into this Agreement.

8.13         Counterparts. This Agreement may be executed in one (1) or more counterparts (including by electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one (1) and the same agreement, and shall become effective when one (1) or more counterparts have been signed by each of the Parties and delivered to the other Parties.

[signature pages follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

PARENT:

MCEWEN MINING INC.

By:	/s/ Stefan Spears
Name: Stefan Spears
Title: Vice President of Corporate Development

MERGER SUB:

LOOKOUT MERGER SUB, INC.

By:	/s/ Stefan Spears
Name: Stefan Spears
Title: Treasurer

COMPANY:

TIMBERLINE RESOURCES CORPORATION

By:	/s/ Patrick Highsmith
Name: Patrick Highsmith
Title: President and Chief Executive Officer

EXHIBIT A

Form of Voting and Support Agreement

EXHIBIT B

Amended and Restated Certificate of Incorporation of the Surviving Corporation